UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement. This non-material amendment is filed to update Exhibit B with the SPV audited financials.
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lost Boy Hospitality Ventures I, Inc.

Legal status of Issuer:

>   *Form:*
>
>   Corporation
>
>   *Jurisdiction of Incorporation/Organization:*
>
>   Delaware
>
>   *Date of Organization:*
>
>   April 13, 2026

Physical Address of Issuer:

157 East Flagler Street, Miami, Florida 33131

Website of Issuer:

www.wearealllost.com

Is there a co-issuer? _X_ *yes*   *no.*

Name of Co-Issuer:

Lost Boy Hospitality Ventures I SPV, LLC

Legal status of Co-Issuer:

>   *Form:*
>
>   Limited Liability Company
>
>   *Jurisdiction of Incorporation/Organization:*

Delaware

Date of Organization:

May 1, 2026

Physical Address of Co-Issuer:

157 East Flagler Street, Miami, Florida 33131

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees, and anti-money laundering ("**AML**") search fees. There is also a $37,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Class A Common Stock

Target Number of Securities to be Offered:

3,865

Price (or Method for Determining Price):

$2.50

Target Offering Amount:

$10,000.69

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,999.61

Deadline to reach the Target Offering Amount:

December 31, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end*	**Prior fiscal year-end***
Total Assets	$40,000.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$40,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

* The Company was incorporated on April 13, 2026 and, as of the date of this filing, has not completed a fiscal year. Accordingly, no fiscal year-end financial information is available. Pursuant to Rule 201(t) of Regulation CF, the summary financial information presented above reflects the period from inception through the date of the applicable financial statements. Audited financial statements of the Company, for the period from April 13, 2026 (inception) through April 13, 2026 are included as <u>Exhibit A</u> to this Form C and made a part hereof. Audited financial statements

of Lost Boy Hospitality Ventures I SPV, LLC, the crowdfunding vehicle, for the period from May 1, 2026 (inception) through May 1, 2026 are included as Exhibit B to this Form C and made a part hereof.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

[The remainder of this page is intentionally left blank.]

June 24, 2026

Lost Boy Hospitality Ventures I, Inc.



Up to $4,999,999.61 of Class A Common Stock

Lost Boy Hospitality Ventures I, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,000.69 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.61 (the "**Maximum Offering Amount**") of non-voting Class A Common Stock (the "**Securities**"), at a purchase price of $2.50 per share on a contingency basis as described in this Form C (this "**Offering**"), plus an additional Investor Processing Fee equal to 3.5% of the amount invested, subject to a maximum fee of $300.00 per investment. The investment will be made through Lost Boy Hospitality Ventures I SPV, LLC, a crowdfunding vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ("**Regulation CF**"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Share Purchase Amount (2)	$1,000.00	$85.00	$915.00
Investor Processing Fee (3)	$35.00	$2.98	$32.02
Target Offering Amount	$10,000.69	$850.06	$9,150.63
Maximum Offering Amount	$4,999,999.61	$424,999.97	$4,575,999.64

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(3)   The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "**Investor Processing Fee**"), provided that the Investor Processing Fee will not exceed $300.00 per investment. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "*The Offering and The Securities*") and is in addition to the $1,000.00 minimum investment amount per Investor. The Intermediary receives a commission on Investor Processing Fees collected. The foregoing calculations assume application of the full 3.5% Investor Processing Fee and do not reflect the impact of the $300.00 maximum fee cap that may apply to certain investors' investments.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. IN ADDITION TO THE TRANSFER RESTRICTIONS, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling person, is subject to any bad actor disqualifications under any relevant U.S. securities laws that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.wearealllost.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

The Company will file a Form C-U with the SEC to disclose its progress toward meeting the target offering amount, as required by Rule 203(a) of Regulation CF. Such Form C-U will be filed no later than five (5) business days after the Company reaches fifty percent (50%) and one hundred percent (100%) of the Target Offering Amount.

The date of this Form C is June 24, 2026.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized any person to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C, including any documents incorporated by reference herein, is accurate only as of the date of such documents, regardless of the time of delivery of this Form C or the time of any issuance or sale of the Securities.

Statements contained herein regarding the contents of any agreements or other documents are summaries only and, therefore, are necessarily selective and incomplete. Such statements are qualified in their entirety by reference to the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors the opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements contained herein are based on information believed by the Company to be reliable; however, no representation or warranty can be made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C. For example, the Company's business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company undertakes no obligation to update, supplement, or otherwise revise this Form C or any other materials provided in connection with this Offering, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Without limiting the foregoing, the Company will file amendments to this Form C to disclose material changes as required under Regulation CF.

This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements. Such forward-looking statements are subject to risks and uncertainties. All statements other than statements of historical fact included in this Form C are forward-looking statements. Forward-looking statements reflect our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions made by the Company in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of the applicable document. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Lost Boy Hospitality Ventures I, Inc. is a subchapter-C corporation incorporated on April 13, 2026, under the laws of the state of Delaware and headquartered in Miami, Florida.

Lost Boy Hospitality Ventures I, Inc. is a hospitality development company formed to expand the Lost Boy Dry Goods bar and restaurant concept through the development and operation of additional locations across South Florida. Established by the co-founders of Lost Boy Dry Goods, which launched in Downtown Miami in 2018, the Company is focused on leveraging the founders' existing operational experience and hospitality platform to replicate proven neighborhood food and beverage concepts while maintaining the brand identity, customer experience, and operational standards associated with the original location.

The Company is located at 157 East Flagler Street, Miami, Florida 33131.

The Company's website is www.wearealllost.com.

The Company currently conducts business in Florida.

A further description of our business can be found on the Company's Offering campaign page on the Intermediary's website under https://invest.wearealllost.com/ and is attached as Exhibit C to this Form C.

The Offering

Minimum Amount of the Securities Offered	3,865
Name of Securities	Class A Common Stock+
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	883,865
Maximum Offering Amount of Securities Offered	1,932,367
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,812,367
Price Per Security	$2.50*
Minimum Individual Purchase Amount**	$1,000.00*
Maximum Individual Purchase Amount**	Unlimited (subject to Regulation CF limits and payment of any applicable Investor Processing Fee)*
Offering Deadline	December 31, 2026
Use of Proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

+ As an investor in this Offering, you will be purchasing non-voting common membership interest in Lost Boy Hospitality Ventures I SPV, LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as Exhibit G.

* The Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, provided that the Investor Processing Fee will not exceed $300.00 per investment. Investor Processing Fees paid by Investors will be included in determining the aggregate amount raised in the Offering for purposes of measuring progress toward the Target Offering Amount and the Maximum Offering Amount and will also be counted toward each Investor's maximum investment amount permitted under Regulation CF for unaccredited investors. The total minimum individual purchase amount assessed at the time of purchase will be $1,035.00, consisting of the $1,000.00 minimum investment amount plus a $35.00 Investor Processing Fee. The foregoing calculations assume application of the full 3.5% Investor Processing Fee and do not reflect the impact of the $300.00 maximum fee cap that may apply to certain Investors' investments.

** The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section, together with the other information contained in, this Form C. In addition to the risks specified below, the Company is subject to risks and uncertainties generally applicable to companies operating in its industry and to businesses generally. These include economic downturns, adverse political or economic developments, cybersecurity incidents, and other technological risks, including the risk of unauthorized access to or misuse of data and systems. Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford the loss of their entire investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early-stage company encounters.

We were incorporated in Delaware on April 13, 2026 and have a limited operating history upon which our prospects and future performance may be evaluated. The Company does not currently own or operate any Lost Boy Dry Goods locations and has not generated revenue from the business plan described in this Offering Statement. Our ability to execute our business plan will depend on numerous factors, including our ability to secure suitable locations, obtain required permits and licenses, complete buildouts, hire and retain personnel, manage operating costs, and generate customer demand in new markets. Although our founders and affiliated entities have experience operating hospitality concepts in South Florida, the Company itself has no operating history, and the historical performance of affiliated concepts should not be viewed as indicative of the future performance of the Company or any future locations. We expect to incur significant expenses before generating material revenue from any new locations, and we may never achieve profitability.

Our financial statements have been prepared on a going concern basis, and we may require additional capital to continue operations.

Mongio & Associates, LLC, the Company's independent registered public accounting firm, has included an explanatory paragraph in its report accompanying the Company's audited financial statements stating that, as discussed in Note 8 to the financial statements, certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company is an early-stage, expansion business that does not currently generate operating revenues from the business plan described in this Offering Statement and expects to continue incurring operating and development expenses. The Company's ability to continue operations will depend in part on its ability to raise additional capital, generate future revenues, and manage operating costs. If the Company is unable to successfully complete this Offering or obtain additional financing when needed, it may be unable to continue operations. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty, and investors could lose all or a substantial portion of their investment.

We expect to incur losses for the foreseeable future and may be unable to achieve or sustain profitability.

The Company is an early-stage, expansion business and does not currently generate operating revenues from the business plan described in this Offering Statement. The Company expects to incur expenses associated with site selection, lease negotiations, buildouts, permitting, staffing, inventory, marketing, professional services, and other development and operating activities before new locations generate material revenue, if at all. The Company's ability to achieve profitability will depend on numerous factors, including the successful development and operation of new locations, customer demand, operating margins, cost controls, and broader market conditions, many of which are outside the Company's control. There can be no assurance that the Company will generate sufficient revenue or cash flow to achieve or sustain profitability, and the Company may require additional capital to continue operations.

The Company may require additional capital in the future, which could result in dilution or other unfavorable terms for investors.

The Company expects that additional capital may be required in the future to fund the development, opening, operation, or expansion of additional Lost Boy Dry Goods locations, support working capital needs, respond to cost overruns or delays, or pursue other business initiatives. Certain aspects of the Company's expansion strategy, including anticipated liquor license financing arrangements, are dependent on third-party financing availability and market conditions. The Company may seek additional financing through equity offerings, debt financings, strategic partnerships, or other arrangements. Any additional equity financing could dilute existing investors' ownership interests, and future securities issuances may be made at valuations or on terms that are more favorable than those offered in this Offering. In addition, debt financing, if available, could impose restrictive covenants, repayment obligations, or other financial commitments on the Company. If adequate capital is not available when needed, the Company may be required to delay, reduce, or modify its business plans, which could adversely affect the Company's business, financial condition, and results of operations.

We rely on intellectual property and brand rights owned by an affiliated entity, and any loss, termination, or impairment of those rights could adversely affect our business.

The Company's business depends materially on its right to use the "Lost Boy" family of marks — including "Lost Boy," "Lost Boy & Co.," "Lost Boy Hospitality," and "Lost Boy Dry Goods," together with associated logos, trade dress, and other indicia of source — pursuant to a brand license agreement entered into with Lost Boy & Company, LLC, an affiliated entity under common control with the Company (the "License Agreement"). As described more fully under "Intellectual Property," the licensed marks are based primarily on common law trademark rights that have not been registered with the United States Patent and Trademark Office, which limits their geographic scope and enforceability. In consideration for the license, the Company is obligated to pay a minimum annual royalty of $10,000, plus a percentage royalty equal to 1.0% of aggregate gross revenue of all operating venues to the extent such amount exceeds the minimum annual royalty. If the Company is unable to maintain these rights, or if the License Agreement is terminated, modified, or disputed, the Company may be required to cease operating under the licensed marks, which could necessitate a costly rebranding and materially disrupt the Company's business. Furthermore, because the License Agreement is with an affiliated entity under common control, the terms of the arrangement may not reflect those that would have been negotiated on an arm's-length basis, and there can be no assurance that the License Agreement will remain in effect on its current terms or that any dispute arising thereunder will be resolved in the Company's favor. See "Intellectual Property" and "Transactions with Related Persons and Conflicts of Interest" for more information.

The licensed marks are not federally registered and are based primarily on common law rights, which may limit our ability to enforce those rights and expose us to third-party infringement claims.

The intellectual property licensed to us by Lost Boy & Company, LLC pursuant to the License Agreement consists solely of common law trademark rights that have not been registered with the United States Patent and Trademark Office and, accordingly, are geographically limited in scope, do not carry a presumption of validity or ownership, and do not confer the enhanced enforcement rights and remedies available to holders of federal trademark registrations under the Lanham Act; consequently, third parties may be unaware of Licensor's rights, may independently adopt confusingly similar marks in markets where Licensor's common law use has not been established, or may seek and obtain a federal registration for a conflicting mark and thereby assert priority over us, any of which could materially impair the value of our license, interfere with our ability to operate under the licensed marks, or necessitate a costly rebranding of one or more of our venues. Although the License Agreement obligates Licensor to indemnify us against losses arising from a breach of Licensor's representations concerning its ownership of and authority to license the licensed marks, those representations are expressly limited to Licensor's actual knowledge as of the effective date of the License Agreement and do not extend to unknown third-party claims or to infringement claims that do not constitute a breach of such representations; accordingly, we would be required to bear the cost and risk of defending any such claims without recourse to contractual indemnification, and there can be no assurance that we would prevail in any such dispute or that our exposure would not have a material adverse effect on our business, financial condition, or results of operations.

The Company will engage in related-party transactions with affiliated entities.

The Company has and expects to enter into various arrangements with affiliated entities, including the License Agreement. The Company may also rely on affiliates for operational, management, purchasing, or other services. These transactions may involve or give rise to certain conflicts of interest because the Company's executive officers and directors may have interests in such affiliates. Although management believes such arrangements will be entered into on commercially reasonable terms, the terms of such arrangements may not reflect those that would have been negotiated on an arm's-length basis. See "Transactions with Related Persons and Conflicts of Interest" for more information.

Third parties may claim that our branding, concepts, or other intellectual property infringe their rights.

From time to time, third parties may assert claims alleging that the Company's or its affiliates' trademarks, branding, trade dress, marketing materials, concepts, or other intellectual property infringe upon the intellectual property rights of others. Any such claims, whether or not successful, could result in costly litigation, settlement expenses, rebranding efforts, operational disruptions, reputational harm, or management distraction. In addition, the Company may be required to modify certain branding or marketing materials, enter into licensing arrangements, or discontinue the use of certain intellectual property, any of which could adversely affect the Company's business, financial condition, and results of operations.

The Company's success depends on the experience and continued services of its executive officers and key personnel.

The Company's success depends in significant part on the continued services, experience, and operational expertise of Randall Scott Alonso, the Company's Chief Executive Officer, President, and Treasurer, and Christopher Robert Hudnall, the Company's Chief Operating Officer and Secretary. The Company's business, brand identity, expansion strategy, vendor relationships, and day-to-day operations are closely tied to the founders' experience operating hospitality concepts in South Florida. The loss of either founder or other key personnel could adversely affect the Company's business, financial condition, and results of operations. There can be no assurance that the Company would be able to replace such individuals with similarly qualified personnel on a timely basis or at all.

Members of management may have competing commitments and conflicts of interest that could affect the Company.

The Company's executive officers are involved in the management and operation of other affiliated hospitality businesses and ventures, including concepts operated by Lost Boy & Company, LLC and its affiliates, and are not expected to devote all of their professional time exclusively to the Company. As a result, the Company may compete for management time, attention, resources, personnel, vendor relationships, or business opportunities with affiliated entities or other ventures in which members of management are involved. In addition, potential conflicts of interest may arise with respect to expansion opportunities, allocation of resources, related-party transactions, or other business matters. Any such competing commitments or conflicts of interest could adversely affect the Company's business, financial condition, and prospects.

The Company and the Manager of the Crowdfunding SPV may face conflicts of interest.

The Company is the Manager of the Crowdfunding SPV. As a result, the Company controls the administration of the Crowdfunding SPV and its investment in the Company, and the interests of the Company, the Crowdfunding SPV, and investors participating through the Crowdfunding SPV may not always be aligned.

The Company and its affiliates may engage in other business activities and may allocate their time and resources among the Company, affiliated entities, and other ventures in their discretion. Conflicts of interest may arise with respect to the allocation of management time and resources, related-party transactions, business opportunities, decisions affecting the Crowdfunding SPV, or other matters. The Company does not expect to adopt formal conflict resolution procedures specifically designed to address conflicts between the Company, the Crowdfunding SPV, and investors. As a result, investors will be relying in significant part on the judgment and good faith of the Company's management. See "Transactions with Related Persons and Conflicts of Interest."

Management will have broad discretion in determining how the proceeds of this Offering are used.

The Company's management will have broad discretion in the application of the net proceeds from this Offering and may reallocate proceeds among categories, locations, operational initiatives, reserves, or other business purposes as management determines appropriate based on evolving business conditions and liquidity needs. As a result, investors will be relying significantly on the judgment of management regarding the use of Offering proceeds. The actual use of proceeds may differ materially from current expectations.

The Company's ability to grow depends on its ability to attract, retain, train, and manage qualified personnel.

The Company's growth strategy depends on its ability to attract, hire, train, retain, and manage qualified personnel, including managers, bartenders, servers, kitchen staff, and other hospitality employees. The hospitality industry, particularly in South Florida, is highly competitive for experienced personnel, and the Company may face challenges in recruiting and retaining employees necessary to support operations and future expansion. In addition, the Company's concept places significant emphasis on hospitality and service quality, which may require substantial training and operational oversight as new locations are opened. If the Company is unable to attract, retain, train, and effectively manage qualified personnel, the Company's operations, customer experience, and financial performance could be adversely affected.

A majority of the Company's voting power is controlled by a small number of stockholders.

The Company's voting securities are owned primarily by the Company's co-founders, who collectively control a majority of the Company's voting power. In addition, the co-founders currently serve as the Company's only directors. As a result, subject to any fiduciary duties owed to stockholders under Delaware law, these individuals are able to exercise significant influence over the Company's management, operations, and strategic direction, including matters requiring stockholder approval. The interests of these stockholders may differ from those of other investors. This concentration of ownership and control may delay or prevent a change in control of the Company, discourage potential acquisition proposals, or affect decisions regarding matters submitted to stockholders for approval.

The Company's targeted launch and expansion opportunities may not be successfully secured, developed, or operated.

The Company's business plan depends on identifying and developing suitable new Lost Boy Dry Goods locations in South Florida. New location opportunities may require commercially reasonable lease terms, zoning approvals, liquor licenses, permits, landlord cooperation, buildout completion, utility access, staffing, vendor support, and sufficient customer demand. The Company may be unable to secure suitable sites, obtain required approvals, complete construction on anticipated timelines or budgets, or successfully establish operations in targeted markets. In addition, assumptions regarding customer traffic, neighborhood demand, or operating performance at future locations may not be realized.

The Company's expansion strategy also assumes the availability of second-generation restaurant or bar spaces with existing infrastructure in place, which management believes may reduce construction costs and permitting timelines relative to ground-up development. Suitable spaces may not be available in targeted markets, may require more extensive improvements than anticipated, or may only be available on commercially unfavorable lease terms. If the Company is unable to secure suitable second-generation spaces, development costs and opening timelines could increase materially. If the Company is unable to successfully develop and operate new locations, the Company's growth strategy and operating results could be adversely affected.

The Company may not be able to replicate the original Lost Boy Dry Goods concept successfully in other neighborhoods.

The Company's business plan is based on the expansion of the Lost Boy Dry Goods concept beyond its original Downtown Miami location. The original location's performance, customer base, neighborhood dynamics, operating history, and brand recognition may not be replicated at future locations. New locations may differ materially from the original location due to differences in rent, labor costs, demographics, pedestrian traffic, parking, competition, neighborhood identity, customer preferences, buildout conditions, licensing requirements, and local market demand. Even if the Company implements similar design, menu, service, and programming elements, there can be no assurance that future locations will attract comparable customer traffic, achieve similar operating results, or become profitable. If the Company is unable to replicate the Lost Boy Dry Goods concept successfully in other neighborhoods, its business plan and financial performance could be adversely affected.

The Company's business depends on its ability to secure and maintain commercially reasonable lease arrangements.

The Company's business plan depends on securing suitable leased locations in targeted South Florida markets on commercially reasonable terms. The Company may be unable to identify desirable locations, negotiate favorable lease terms, obtain landlord approvals, secure renewal options, or maintain existing lease arrangements. In addition, lease obligations may include fixed rent escalations, operating expense pass-throughs, buildout obligations, security deposits, personal guarantees, or other obligations that increase operating costs and reduce profitability. If the Company is unable to secure or maintain suitable lease arrangements, its expansion plans and operating results could be adversely affected.

The Company's launch strategy depends in part on the availability of liquor licenses and related financing.

The Company's ability to launch, develop, and operate one or more Lost Boy Dry Goods locations depends on obtaining required liquor licenses in the State of Florida. Florida liquor licenses are transferable assets with substantial market value, and the Company currently anticipates financing a portion of the acquisition cost for certain licenses through third-party lenders specializing in liquor license financing. Such financing arrangements have not been contractually committed as of the date of this Offering Statement and may not be available on acceptable terms or at all. If the Company is unable to obtain required liquor licenses or secure anticipated financing for such licenses, the

Company's expansion plans, development timelines, operating costs, and liquidity could be adversely affected.

The Company's ability to develop and operate one or more establishments depends on the performance of third parties.

The Company's business plan depends on the performance of various third parties, including landlords, contractors, permitting consultants, architects, engineers, suppliers, distributors, technology providers, and other service providers involved in the leasing, development, buildout, and operation of new locations. The Company may also rely on affiliated entities for certain operational and management services. The failure of any such third party to perform as expected, including delays, financial difficulties, labor shortages, supply disruptions, contractual disputes, permitting issues, construction defects, or cost overruns, could delay openings, increase costs, disrupt operations, or otherwise adversely affect the Company's business plan and operating results.

The Company's profitability and operating results may be adversely affected by inflation, rising costs, and adverse economic conditions.

The hospitality industry is sensitive to increases in operating costs, including food and beverage costs, labor expenses, occupancy costs, utilities, insurance, construction and buildout expenses, and professional service fees. Inflationary pressures, supply chain disruptions, labor shortages, increases in interest rates, or adverse economic conditions may increase the Company's operating and development costs and reduce operating margins. In addition, rising costs may not be offset by increased customer traffic or pricing adjustments, particularly during periods of reduced discretionary consumer spending. The Company's expansion plans and operating performance could be adversely affected if costs increase materially or economic conditions weaken.

The Company's business is subject to risks common to the hospitality and food and beverage industry.

The Company's business is subject to risks common to the hospitality, bar, restaurant, and nightlife industries, many of which are beyond the Company's control. These risks include competition from other hospitality and entertainment venues; changes in consumer preferences and discretionary spending patterns; increases in food, beverage, labor, occupancy, insurance, and other operating costs; difficulties in attracting and retaining personnel; changes in laws and regulations affecting the sale of alcoholic beverages, food service, employment practices, zoning, permitting, or health and safety standards; adverse local or regional economic conditions; and unforeseen events such as pandemics, public health concerns, severe weather events, hurricanes, natural disasters, civil unrest, or other disruptions affecting travel, nightlife activity, tourism, or consumer behavior. Any of these factors could adversely affect customer traffic, operating costs, revenues, and the Company's business, financial condition, and results of operations.

The Company's business strategy depends in part on continued demand for hospitality and nightlife experiences in the South Florida market, and changes in market trends could adversely affect the Company's growth opportunities.

The Company's expansion strategy is based in part on management's belief that certain South Florida neighborhoods have sufficient population density, consumer demand, workforce activity, nightlife participation, and discretionary spending to support additional Lost Boy Dry Goods locations. Changes in economic conditions, consumer spending habits, tourism activity, office occupancy patterns, demographic trends, nightlife preferences, remote work trends, or broader market conditions could reduce customer demand or negatively affect the viability of targeted expansion markets. If anticipated market demand does not materialize or declines over time, the Company's growth strategy, operating performance, and ability to successfully expand into new locations could be adversely affected.

If we are unable to anticipate consumer preferences and respond to changing market trends, our business and operating results could be adversely affected.

The success of the Lost Boy Dry Goods concept depends in part on the Company's ability to attract and retain customers by offering food, beverage, programming, pricing, and hospitality experiences that align with consumer preferences and local market trends. Consumer preferences in the hospitality industry can change rapidly and may be affected by factors outside of the Company's control, including economic conditions, nightlife trends, competition, demographic shifts, and changes in discretionary spending habits. If the Company is unable to respond effectively to changing consumer preferences or market conditions, customer traffic and sales may decline, which could adversely affect the Company's business, financial condition, and results of operations.

We may implement modifications to the Lost Boy Dry Goods concept or pursue additional business initiatives in the future.

Although the Company's current strategy is focused on replicating the existing Lost Boy Dry Goods operating model, the Company may in the future implement modifications to its menu offerings, programming, service model, branding, operations, or other aspects of the concept, or pursue additional revenue opportunities or business initiatives. Any such efforts may require additional time and resources, may not achieve market acceptance, and may not improve operating performance. If unsuccessful, such efforts could adversely affect the Company's business, financial condition, and results of operations.

Damage to the Lost Boy Dry Goods brand or reputation could adversely affect the Company's business.

The success of the Company's business depends in significant part on the reputation, public perception, and market recognition of the Lost Boy Dry Goods brand and hospitality experience. The Company's ability to attract and retain customers is closely tied to consumer sentiment regarding its atmosphere, service, food and beverage offerings, cleanliness, safety, staff conduct, and overall guest experience. Any negative publicity, customer dissatisfaction, health or safety incident, employee misconduct, operational failure, or other event affecting the reputation of the Company, its founders, affiliated entities, including but not limited to Lost Boy Dry Goods (Downtown Miami), Brother's Keeper, Tropezón, or Fox's Lounge, or the Lost Boy Dry Goods brand more generally, could adversely affect customer traffic and operating performance.

In addition, social media platforms and online review sites can rapidly disseminate information, allegations, opinions, or publicity regarding the Company and its locations, whether accurate or not. Negative social media attention, online reviews, or other adverse publicity may harm the Company's reputation and brand value and could adversely affect the Company's business, financial condition, and results of operations.

The hospitality industry in South Florida is highly competitive, and the Company may not be able to compete effectively.

The Company operates in a highly competitive hospitality market and competes with a wide range of bars, restaurants, nightlife venues, sports bars, and hospitality groups throughout South Florida. Competitors include both independent operators and larger multi-location concepts, many of which have substantially greater financial, marketing, operational, and personnel resources than the Company. The Company competes for customers, employees, suitable locations, vendor relationships, and market visibility. In addition, competitors may respond more effectively to changes in consumer preferences, economic conditions, pricing pressures, or hospitality trends. There can be no assurance that the Company will be able to successfully differentiate the Lost Boy Dry Goods concept, maintain customer demand, or compete effectively in existing or future markets, which could adversely affect the Company's business, financial condition, and results of operations.

Industry consolidation and the growth of larger hospitality operators may increase competitive pressure on the Company.

The hospitality industry in South Florida includes both independent operators and larger hospitality groups with multiple locations and greater financial, operational, marketing, and purchasing resources than the Company. Industry consolidation, expansion by existing operators, or the entry of new multi-location concepts into the markets targeted by the Company could increase competition for customers, employees, vendor relationships, and desirable locations. Larger operators may benefit from stronger brand recognition, economies of scale, broader marketing reach, and greater pricing flexibility than the Company. Increased competitive pressure could adversely affect the Company's ability to attract customers, control costs, secure favorable lease terms, or operate profitably.

The Company's business is geographically concentrated in South Florida, and adverse conditions affecting that market could adversely affect the Company's business.

The Company's planned operations are concentrated in South Florida, including target expansion markets within Miami-Dade and Broward counties. In addition, the operating experience and brand recognition upon which the Company's business plan is based are derived from hospitality concepts operated by affiliated entities within the South Florida market. As a result, the Company's business may be disproportionately affected by adverse economic, regulatory, tourism, real estate, labor, weather, or market conditions affecting South Florida generally.

The South Florida market is also subject to risks associated with hurricanes, tropical storms, flooding, severe weather events, public health concerns, transportation disruptions, changes in tourism and nightlife activity, and other events beyond the Company's control. Any material disruption or downturn affecting the South Florida hospitality market could adversely affect the Company's business, financial condition, and results of operations.

We rely on third-party suppliers, distributors, and service providers to operate our business.

The Company will rely on third-party suppliers, distributors, contractors, and service providers to support its future operations, including food and beverage suppliers, alcohol distributors, equipment vendors, technology providers, and other operational partners. The Company's future operations also depend on the timely availability of food, beverages, alcohol, equipment, and other operating supplies. Disruptions caused by inflation, labor shortages, transportation delays, severe weather events, natural disasters, regulatory issues, financial difficulties, supply chain disruptions, or other events outside the Company's control could adversely affect the Company's operations, costs, margins, or ability to serve customers.

Changes in federal, state, and local laws and regulations could adversely affect the Company's business.

The Company is subject to extensive federal, state, and local laws and regulations applicable to the hospitality, food and beverage, and alcoholic beverage industries. These laws and regulations govern, among other things, liquor licensing, food service, health and safety standards, employment practices, zoning, permitting, occupancy requirements, and the sale and service of alcoholic beverages. The Company is also subject to oversight by various regulatory authorities, including the Alcohol and Tobacco Tax and Trade Bureau and applicable Florida state and local regulatory agencies.

Changes in applicable laws, regulations, licensing requirements, tax policies, or enforcement practices could increase the Company's compliance costs, restrict operations, limit operating hours, delay expansion plans, or otherwise adversely affect the Company's business. In addition, the failure to obtain, maintain, or renew required licenses, permits, or approvals could adversely affect the Company's ability to operate its locations.

We operate in a highly regulated industry, and violations of applicable laws or regulations could adversely affect our business.

The Company's operations are subject to extensive federal, state, and local laws and regulations governing the sale and service of alcoholic beverages, food service, permitting, licensing, health and safety standards, employment practices, advertising, and related operational matters. The Company's locations are expected to operate pursuant to various licenses and permits, including liquor licenses, which may be suspended, revoked, denied renewal, or subject to conditions or penalties for violations of applicable laws or regulations.

Alcoholic beverage regulations affect numerous aspects of the Company's operations, including hours of operation, age verification requirements, employee conduct, advertising and promotional activities, inventory handling, and alcohol service practices. Failure to comply with applicable laws, regulations, licenses, or permit requirements could result in fines, penalties, increased compliance costs, litigation, suspension or loss of licenses, or other regulatory action that could adversely affect the Company's operations and ability to expand into new locations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately held company, the Company is not currently subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as an early-stage, non-public company. There can be no assurance that the Company does not have significant deficiencies or material weaknesses in its internal controls. If the Company were required to implement additional financial and disclosure controls and procedures, the cost of such compliance could be substantial and could adversely affect the Company's results of operations.

Global crises, public health events, geopolitical conflicts, and other events beyond the Company's control could adversely affect the Company's business.

The Company's business may be adversely affected by events beyond its control, including pandemics or other public health crises, geopolitical conflicts and instability (including the conflicts involving Russia and Ukraine and Israel and Hamas), severe weather events, hurricanes, flooding, supply chain disruptions, labor shortages, inflationary pressures, transportation disruptions, power outages, civil unrest, acts of terrorism, or broader economic instability. Such events may reduce consumer spending, tourism, nightlife activity, and customer traffic, increase operating and construction costs, delay development timelines, disrupt supply chains or staffing, impair access to financing, or otherwise adversely affect the Company's operations and expansion plans.

Because the Company's operations and planned expansion are concentrated in South Florida and depend significantly on discretionary consumer spending and hospitality demand, the occurrence of any such events could materially adversely affect the Company's business, financial condition, and results of operations.

Risks Related to the Offering

The SEC does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The SEC has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no Securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $10,000.69 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company's success is contingent on raising sufficient capital, and even the Maximum Offering Amount will not be enough.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan. The Company is offering up to $4,999,999.61 in Securities and may close on investments once the minimum target amount of $10,000.69, the Target Offering Amount, is reached. Even if the maximum amount is raised, additional funds will be required for the Company to achieve its goals. If the Company fails to raise these funds—whether due to internal challenges or broader economic factors—it may not survive. Should the Company raise only the Target Offering Amount, it will need to secure additional funding to implement portions of its outlined plans in "Use of Proceeds."

The Company has broad discretion in the use of proceeds, and projections are based on estimates that may not materialize.

The success of the Company will depend significantly on the discretion and judgment of its management team regarding the application and allocation of proceeds from this Offering. The use of proceeds described in this Form C is based on current business plans and is subject to change. Management may find it necessary or advisable to reallocate portions of the net proceeds from one category to another, exercising broad discretion in doing so. Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and based on management's best estimates, which have not been reviewed by independent accountants. These projections rely on assumptions considered reasonable by management, but some assumptions may fail to materialize due to unforeseen circumstances or events beyond management's control. Consequently, actual results of operations may differ significantly from projections, and any projected outcomes cannot be guaranteed. Planned uses of proceeds include payment of intermediary fees, offering platform and shareholder administration costs, marketing costs, to pay back any short-term loans, legal and professional fees, project development costs, working capital, and other general corporate purposes, but there can be no assurance that these plans will be completed as described, or at all.

The Company intends to use a portion of the proceeds from the Offering for working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

<u>Risks Related to the Securities</u>

You will not be investing directly into the Company, but into a crowdfunding vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a crowdfunding vehicle in this Offering. That means that you will invest in Lost Boy Hospitality Ventures I SPV, LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Class A Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class A Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled 'The Offering And The Securities.'

Please see Exhibit F and Exhibit G for the terms and conditions of investing via the Crowdfunding SPV, which is the sole method by which Investors may own a beneficial interest in the Securities.

The Crowdfunding SPV Limited Liability Company Agreement may limit or eliminate fiduciary duties that might otherwise be owed to investors.

The limited liability company agreement governing the Crowdfunding SPV may contain provisions that limit or eliminate duties, including certain fiduciary duties, that might otherwise be owed by the Manager to the Crowdfunding SPV and its members. To the fullest extent permitted by applicable law, investors in the Crowdfunding SPV may be deemed to waive certain fiduciary duties and liabilities that might otherwise apply to the Manager in connection with its management of the Crowdfunding SPV and its assets. As a result, the Manager may have broader discretion in making decisions relating to the administration of the Crowdfunding SPV than would otherwise apply in entities where fiduciary duties are not limited or waived.

The Crowdfunding SPV has elected to be taxed as a corporation, which may result in tax consequences that differ from investments in pass-through entities.

The Crowdfunding SPV has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, the Crowdfunding SPV itself may be subject to corporate-level taxation on its income, if any. Any distributions made by the Crowdfunding SPV to investors may therefore be subject to a second level of taxation at the investor level, depending on the investor's individual tax circumstances and applicable law. This structure differs from investments in entities that are treated as partnerships for tax purposes, where income, losses, and other tax attributes are generally passed through directly to investors.

Because the Crowdfunding SPV is treated as a corporation for tax purposes, investors will not receive pass-through allocations of income, losses, deductions, or credits from the Company or the Crowdfunding SPV. As a result, investors will not be able to use any losses incurred by the Company to offset other income for tax purposes. In addition, the tax consequences of an investment through the Crowdfunding SPV may vary depending on each investor's individual tax circumstances and changes in tax laws or regulations. Prospective investors should consult their own tax advisors regarding the federal, state, and local tax consequences of an investment in the Securities.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these Securities. If you decide that you want to resell these Securities in the future, you may not be able to find a buyer and the Securities are otherwise subject to certain transfer restrictions.

In addition to the transfer restrictions imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

Investors will not have voting rights and will grant a third-party proxy broad power and authority to act on their behalf.

In connection with investing in this Offering for the purchase of non-voting common membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the Class A Common Stock, the Crowdfunding SPV will designate the Company (the "Proxy Appointee") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the Class A Common Stock. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Class A Common Stock. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the non-voting common membership interests in the Crowdfunding SPV or a holder of the Class A Common Stock to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

Investors participating through the Crowdfunding SPV may face practical limitations in exercising certain rights associated with the Securities.

Regulation CF permits the use of a crowdfunding vehicle provided that investors retain certain rights they would have had if they had invested directly in the Company. The Crowdfunding SPV limited liability company agreement is expected to provide investors with the ability to direct the Crowdfunding SPV to assert certain rights under state or federal law and to provide instructions regarding the voting of securities or participation in tender offers or similar transactions conducted by the Company. However, because investors hold their interests indirectly through the Crowdfunding SPV, exercising these rights may involve procedural steps that could delay or complicate the process of asserting such rights or providing instructions.

In addition, investors who seek to cause the Crowdfunding SPV to assert rights on their behalf may be required to bear the costs associated with doing so, including legal or administrative fees. In certain circumstances, those costs could exceed the value of the investor's investment. Furthermore, the process of soliciting and aggregating instructions from multiple investors may be inefficient or time-consuming, which could delay the Crowdfunding SPV's ability to act or result in missed opportunities. Certain contractual provisions governing the Securities or the Company's governing documents may also limit or supersede the ability of individual investors to direct specific actions.

Investors may not have the ability to prevent a sale of the Company.

The non-voting Class A Common Stock issued by the Company to the Crowdfunding SPV contains provisions that may require the holder of the non-voting Class A Common Stock to cooperate in certain transactions approved by the Company's equity holders, including a sale of the Company or substantially all of its assets. The Crowdfunding SPV limited liability company agreement includes corresponding provisions intended to allow the Crowdfunding SPV to comply with such primary issuer-level obligations. If the Company's equity holders approve a transaction involving a sale of the Company or substantially all of its assets, the Crowdfunding SPV, as the holder of the non-voting Class A Common Stock, may be required to cooperate in the consummation of such transaction. As a result, investors participating through the Crowdfunding SPV may not have the ability to prevent or delay a sale of the Company that they believe is not in their best interests. Such a transaction could occur at a time, price, or on terms that some or all Investors would not independently choose and could result in Investors receiving less value for their investment than they expected, or potentially losing their entire investment.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness, and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

Securities are presently subject to transfer restrictions and a right of first refusal.

The Securities are presently subject to certain transfer restrictions and a right of first refusal as set forth in the Company's Bylaws. You are not allowed to sell, transfer, pledge, or hypothecate the Securities in any manner whatsoever except as set forth therein. If you attempt to do so, the Securities would be further subjected to a right of first refusal in favor of the Company.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity in future financing rounds, to employees, and to third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Commonwealth of Virginia, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The Offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class A Common Stock at $2.50 per share, plus an Investor Processing Fee equal to 3.5% of the amount invested, subject to a maximum fee of $300.00 per investment (see "The Offering And The Securities" for more details on this fee). The Investor Processing Fee is intended to offset transaction costs and, although this fee is counted towards the amount the Company is seeking to raise under Regulation CF and toward the limit each investor may invest pursuant to Regulation CF, the Company did not include the Investor Processing Fee in determining its valuation. Payment of the Investor Processing Fee will increase the total amount paid by Investors in connection with the purchase of Securities.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Common Stock, Preferred Stock, other capital stock or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will have limited ability to impact or otherwise influence corporate decisions of the Issuer.

Pursuant to the Primary Issuer Subscription Agreement, the form of which is attached hereto as Exhibit H, Investors will grant the Company an irrevocable proxy to vote their shares of Class A Common Stock on all matters put to a vote of the stockholders, to the extent permitted by applicable by law, and the Company will vote all shares consistently with the vote of the majority holders of the Company's Common Stock. As a result, Investors will have limited ability to influence corporate matters requiring stockholder approval. In addition, transferees of the shares of Class A Common Stock must also agree to be bound by the terms of the Subscription Agreement and all exhibits thereto. The proxy arrangement will remain in effect until the applicable shares of Class A Common Stock are converted into cash or cash equivalents pursuant to the terms of the Primary Issuer Subscription Agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims against the Company with respect to assets available to satisfy claims against the Company, including in the liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

As a minority shareholder, you will have limited influence over company decisions and face liquidation risks.

The shares of common stock being offered have no voting rights. Investors will be minority stockholders of the Company and, accordingly, will have a limited ability to influence management's decisions on how to run the business. Investors will be substantially dependent on the judgment and discretion of the Company's management with respect to the Company's operations and business strategy. Furthermore, in the event of a liquidation of the Company, holders of the Securities will be entitled to distributions only after all outstanding indebtedness and other obligations of the Company have been satisfied.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business and Business History

Lost Boy Hospitality Ventures I, Inc. is a Delaware corporation formed on April 13, 2026 to serve as a hospitality expansion vehicle for the Lost Boy Dry Goods concept. The Company was formed to develop, own, and operate future Lost Boy Dry Goods locations in South Florida. The Company does not currently own or operate the original Lost Boy Dry Goods location or the other hospitality venues associated with the founders and their affiliated entities. Investors in this Offering are investing in the Company's planned future expansion operations and not in the existing affiliated operating venues.

The Lost Boy Dry Goods concept originated in Downtown Miami. The original location initially opened in 2014 as a denim retail shop. In 2017, co-founders Randall Scott Alonso and Christopher Robert Hudnall restructured the business and converted the space into a neighborhood bar concept. The bar commenced operations in June 2018, with opening day coinciding with the start of the 2018 FIFA World Cup. The concept was developed as a neighborhood hospitality venue centered on repeat local traffic, live sports programming, approachable pricing, and beverage-driven operations, with a design aesthetic influenced by Western, nautical, and English pub themes. The operating model emphasizes draft beer, classic cocktails, bar-style food, live sports programming, happy hour traffic, and late-night entertainment. Lost Boy Dry Goods was named "Best New Bar" by Miami New Times in 2018 and, according to management, developed a strong local customer following within the Downtown Miami market.

In 2019, the founders established Lost Boy & Company, LLC ("**LBC**"), an affiliated entity through which the founders manage certain branding, operational, and hospitality-related activities associated with their venue concepts. Additional hospitality venues associated with the founders include Tropezón, a gin and tapas restaurant on Miami Beach that opened in 2021; Fox's Lounge, a restored legacy bar and restaurant in South Miami originally established in 1946, which reopened under LBC management in 2022; and Brother's Keeper, a bold cocktail bar on Miami Beach that opened in 2024. These venues are operated through separate legal entities under common ownership and management. According to management, the operational systems, staffing practices, vendor relationships, and hospitality experience developed across these affiliated operations are intended to support the Company's planned expansion of the Lost Boy Dry Goods concept. These affiliated operations remained in continuous operation through periods of significant disruption affecting the hospitality industry, including the COVID-19 pandemic and inflationary and labor-related pressures affecting the South Florida food and beverage market between 2022 and 2025.

The Company's business plan is based on management's belief that the Lost Boy Dry Goods operating model is the most scalable and replicable concept within the founders' broader hospitality portfolio due to its emphasis on repeat local traffic, operational simplicity, beverage-driven economics, sports programming, and multi-daypart utilization.

The Company currently intends to use the Offering proceeds to support the development and launch of approximately two to three additional Lost Boy Dry Goods locations within Miami-Dade and Broward counties. The Company expects to prioritize neighborhoods that management believes possess favorable demographic, pedestrian traffic, and hospitality market characteristics for the concept. The Company expects to prioritize second-generation restaurant and bar spaces with existing infrastructure in place in an effort to reduce construction costs, permitting complexity, and development timelines relative to ground-up construction projects.

No specific sites have been identified as of the date of this Offering.

The Company may seek additional financing in the future to support further expansion efforts beyond the locations contemplated by this Offering. Any such financing would be subject to applicable securities laws and approval by the Company's board of directors.

The Company expects that day-to-day operations of future locations will be managed by LBC pursuant to management and related-party arrangements. The Company also expects to enter into licensing arrangements relating to the use of the Lost Boy Dry Goods brand and related intellectual property, which LBC owns and controls. See "Transactions with Related Persons and Conflicts of Interest," "Intellectual Property," and "Risk Factors."

Business Plan

The Company's business plan is focused on the expansion of the Lost Boy Dry Goods concept into additional South Florida markets through the development, opening, ownership, and operation of new neighborhood bar locations. The Company currently intends to use proceeds from this Offering to support the development and launch of multiple new

Lost Boy Dry Goods locations, although the timing, sequencing, and scope of development may vary based on capital availability, site selection, lease terms, permitting, financing conditions, and other operational considerations.

Expansion Strategy

The Company intends to target neighborhoods within Miami-Dade and Broward counties that management believes possess favorable characteristics for the Lost Boy Dry Goods concept, including concentrations of residents and nearby workers, pedestrian and vehicular traffic patterns supportive of daytime and evening hospitality activity, limited availability of comparable neighborhood bar concepts, and commercially viable occupancy costs. Target submarkets currently under evaluation include South Miami, Kendall, Coral Gables, Miami Shores, Hialeah, Fort Lauderdale, Hollywood, and surrounding South Florida neighborhoods located generally within driving proximity of the original Downtown Miami location. The Company may revise, expand, or narrow its target markets based on site availability, market conditions, lease opportunities, financing conditions, and other operational considerations.

The Company expects to prioritize existing restaurant and bar spaces, including second-generation hospitality spaces with existing infrastructure, in an effort to reduce construction costs, permitting timelines, and development complexity relative to ground-up construction projects. Although the Company currently anticipates leasing locations, the Company may pursue real estate acquisition opportunities if management determines that ownership is strategically or economically advantageous. The Company intends for future locations to maintain the core characteristics of the Lost Boy Dry Goods concept while allowing for neighborhood-specific adaptations in layout, programming, design elements, and atmosphere. The Company's objective is to replicate the principal operating features of the original concept while adapting each location to the physical space and neighborhood in which it operates.

Operations

The Company expects to own, launch, and operate future Lost Boy Dry Goods locations developed pursuant to its expansion strategy. Day-to-day operations are expected to be managed by LBC, an affiliated hospitality management platform operated by the founders, pursuant to an existing management agreement containing commercially reasonable terms. See "Transactions with Related Persons and Conflicts of Interest" for more information.

Each location is expected to operate as a full-service neighborhood bar offering draft beer, cocktails, wine, and bar-style food. Revenue is expected to be generated across multiple operating periods throughout the day and week, including daytime traffic, happy hour programming, live sports viewing, evening service, nightlife activity, and private events. The Company currently anticipates an approximate beverage-to-food sales mix of 85% beverage revenue and 15% food revenue, although actual operating results may differ materially. The Company also expects to generate revenue through private events, venue buyouts, corporate functions, and sports-related programming.

Design and Development

The Company expects interior design, furniture, fixtures, and equipment selection, and overall concept development to be handled internally by the founders and affiliated parties rather than through third-party design firms. The Company's founders bring direct expertise in architectural design, interior design, and furniture and fixture selection that are typically outsourced to third-party firms at significant cost. The Company believes this approach helps preserve consistency in the Lost Boy Dry Goods aesthetic and brand identity while reducing certain development and design-related costs.

Offering proceeds are expected to be used for leasehold improvements, furniture, fixtures and equipment, liquor license-related expenditures, pre-opening expenses, working capital, and other operating and development costs associated with future locations. In connection with certain assets, including Florida liquor licenses, the Company may also utilize third-party financing arrangements where management believes such financing is commercially advantageous.

Supplier Relationships and Purchasing Programs

Future locations are expected to leverage vendor relationships, purchasing programs, and supplier arrangements maintained through LBC and affiliated hospitality operations. The Company believes these existing relationships may provide operational efficiencies, continuity across locations, and volume-based purchasing advantages as its first and subsequent locations are developed.

<u>Timeline</u>

The Company currently expects to conduct site selection and related development activities during and following the Offering period. Lease execution and development activities for future locations are currently anticipated to begin in 2027, although actual timing may differ materially depending on capital availability, site identification, permitting timelines, financing conditions, landlord negotiations, and other factors.

Locations developed within suitable second-generation hospitality spaces could potentially become operational within approximately six months following lease execution, while locations requiring more extensive buildout work may require substantially longer development timelines. The Company's focus on second-generation spaces is intended to reduce construction timelines and permitting complexity where possible. However, there can be no assurance that any anticipated development or opening timeline will ultimately be achieved.

Competition

The Company operates within the South Florida hospitality, food and beverage, nightlife, and sports bar markets. The Lost Boy Dry Goods concept is positioned as a neighborhood bar combining design-oriented interiors, live sports programming, beverage-focused operations, and hospitality-driven service within an accessible and casual environment.

The South Florida market includes a broad range of hospitality operators, including independent bars and restaurants, nightlife venues, sports bars, cocktail bars, casual dining establishments, and multi-location hospitality groups operating throughout Miami-Dade, Broward, and Palm Beach counties. The competitive landscape ranges from traditional dive bars and nightlife-focused venues to larger chain-oriented sports bar and restaurant concepts. Relevant competitive references within the South Florida market include Over Under, Mama Tried, American Social, Sweet Liberty, Tipsy Flamingo, and Black Market. These concepts participate in overlapping areas of the market, including sports programming, nightlife activity, casual dining, cocktail-focused hospitality, neighborhood bar positioning, and hospitality-oriented customer experiences.

The Company's operations and expansion strategy are expected to compete for customer traffic, hospitality personnel, commercially viable lease opportunities, liquor licenses, vendor and distributor relationships, and visibility within targeted neighborhoods. Competitive positioning within the South Florida hospitality market is influenced by numerous factors, including location, accessibility, pricing, atmosphere and design, food and beverage offerings, service quality, entertainment and sports programming, reputation, and social media presence.

The Lost Boy Dry Goods concept is intended to differentiate itself through a combination of neighborhood-oriented positioning, beverage-focused operating economics, multi-daypart programming, sports viewership culture, internally directed design and development, and operational systems developed through affiliated hospitality operations managed by Lost Boy & Company, LLC. The concept also emphasizes repeat local customer traffic and a hospitality model designed to support daytime, happy hour, evening, and late-night operations within a single venue environment.

Customer Base

The Company is a newly formed entity and does not currently operate any Lost Boy Dry Goods expansion locations. Accordingly, it does not presently have an independent operating customer base. The following discussion reflects the customer profile associated with the existing Lost Boy Dry Goods concept operated by affiliated entities, which the Company intends to target through future locations.

The Lost Boy Dry Goods concept is designed as a neighborhood-oriented hospitality venue centered on repeat local traffic rather than destination-only nightlife activity. The core customer base consists primarily of greater Miami residents and nearby workers who frequent the venue on a recurring basis, with the operating model emphasizing customer retention, familiarity, and consistent utilization across multiple dayparts. The concept also draws customers from broader South Florida markets who seek out the venue by reputation, as well as tourists and out-of-market guests.

Daytime and happy hour traffic generally consists of professionals and local residents seeking an approachable and value-oriented hospitality experience, while evening and late-night traffic is driven by live sports programming, social gatherings, and nightlife activity. The concept is structured to generate customer traffic throughout the day and week, including daytime service, happy hour programming, live sporting events, evening dining and beverage service, and weekend nightlife programming.

Future locations are expected to target South Florida neighborhoods with concentrations of residents and workers generally within the 25-55 age demographic that are underserved by neighborhood bar concepts combining sports programming, hospitality-focused service, food and beverage offerings, and design-oriented environments at accessible price points.

In addition to recurring local traffic, future locations are expected to generate customer activity through private events, venue buyouts, corporate gatherings, holiday events, and sports-related programming. However, there can be no assurance that future locations developed by the Company will successfully attract or retain a customer base comparable to that associated with the original Lost Boy Dry Goods concept.

Supply Chain

Future Lost Boy Dry Goods locations are expected to leverage the supplier relationships, distributor networks, purchasing programs, and operational vendor infrastructure developed through LBC and its affiliated hospitality operations. These relationships are intended to support operational continuity, purchasing efficiencies, and scalable vendor coordination as additional locations are developed.

The Company does not currently anticipate dependence on any single supplier for a substantial portion of its operations. However, certain alcoholic beverage products are distributed through exclusive territorial arrangements customary within the beverage industry. Anticipated beverage distributors include Southern Glazer's Wine & Spirits, Gold Coast Beverage, Breakthru Beverage, Eagle Brands Sales, Maverick (Johnson Brothers), Cavalier Spirits, Republic National Distributing Company, and Twenty-One Wine & Spirits. Anticipated food suppliers include Mr. Greens Produce, Cheney Brothers, and Chefs' Warehouse. The Company also expects to utilize Supreme Hotel & Restaurant Supplies and other vendors for furniture, fixtures, equipment, china, glassware, silverware, operating supplies, and related hospitality materials.

Operations are also expected to benefit from participation in purchasing organizations and purchasing programs currently utilized across affiliated hospitality operations, including Avendra and Dining Alliance. In addition, the Company expects to maintain supplier and beverage brand relationships associated with affiliated operations, including relationships involving Beam Suntory, Bacardi USA, Pernod Ricard, Sazerac Company, Red Bull, Coca Cola, Svedka, Manojo Mezcal, Four Walls Irish Whiskey, and Coconut Cartel Rum portfolios.

Interior design, furniture, fixtures, and equipment sourcing are expected to be directed internally, with co-founder Randall Scott Alonso overseeing concept aesthetics, furniture selection, and operational layout decisions as part of the Company's broader design and development approach.

Intellectual Property

On May 1, 2026, Lost Boy Hospitality Ventures I, Inc. entered into a brand license agreement (the "**License Agreement**") with Lost Boy & Company, LLC (the "**Licensor**"), pursuant to which Licensor granted the Company a non-exclusive, royalty-bearing license to use the licensed marks — comprising the names "Lost Boy," "Lost Boy & Co.," "Lost Boy Hospitality," and "Lost Boy Dry Goods," together with all associated logos, trade dress, color schemes, design elements, slogans, taglines, and other indicia of source — in connection with the development, marketing, promotion, and operation of hospitality concepts and venues, including restaurants, bars, and lounges, throughout the United States. The license is limited to use within the United States and permits sublicensing solely to wholly-owned subsidiaries of the Company. The License Agreement commenced on May 1, 2026 and has an initial term of one year, with automatic successive one-year renewal terms unless earlier terminated in accordance with its terms. During the term of the License Agreement, the Licensor is prohibited from granting any license or other rights to any third party to use the licensed marks in connection with the operation of a hospitality concept or venue located within Miami-Dade county or Broward county Florida that would directly compete within an operating venue then in operation or under active development by the Company or any sublicensee. In consideration for the license, the Company is obligated to pay Licensor a minimum annual royalty of $10,000 per year, plus a percentage royalty equal to 1.0% of aggregate gross revenue of all operating venues to the extent such amount exceeds the minimum annual royalty, with percentage royalties payable monthly within 30 days following the end of each calendar month. Under the License Agreement, the Company is obligated to indemnify, defend, and hold harmless Licensor and its affiliates against third-party claims arising out of the operation of the Company's venues, any breach by the Company of the License Agreement, or any unauthorized use of the licensed marks; reciprocally, Licensor is obligated to indemnify the Company against losses arising from any breach of Licensor's representations and warranties regarding its ownership of and right to license the licensed marks. The licensed intellectual property is currently based primarily on common law rights and has not been federally registered with the United States Patent and Trademark Office. See "Transactions with Related Persons and Conflicts of Interest" for more information.

The Company's business is expected to depend in significant part on the continued use and recognition of the "Lost Boy" and related names, brand identity, and intellectual property associated with the concept. Future operations are expected to utilize trademarks, trade dress, branding elements, marketing materials, design concepts, domain names, goodwill, and other intellectual property licensed or otherwise made available by LBC or affiliated entities in connection with the development and operation of new Lost Boy Dry Goods locations.

The Lost Boy Dry Goods concept derives value from its established neighborhood identity, distinctive interior aesthetic, hospitality-oriented reputation, sports programming culture, and customer goodwill developed through years of operation in the Downtown Miami market and across affiliated hospitality concepts. The Company's expansion strategy is therefore closely tied to extending and maintaining the brand identity and customer recognition associated with the original concept while adapting future locations to the neighborhoods in which they operate.

The Company does not currently own any issued patents and does not believe its operations depend upon patented technology or proprietary technical processes. The principal intellectual property associated with the concept is expected to consist primarily of trademarks, branding, trade dress, marketing content, operational know-how, design continuity, customer goodwill, and other proprietary business materials associated with the Lost Boy Dry Goods concept and affiliated operations.

To support the protection of proprietary business information and brand-related materials, the Company expects to utilize customary confidentiality provisions, intellectual property assignment provisions, and operational controls with employees, contractors, consultants, and service providers where appropriate.

Governmental/Regulatory Approval and Compliance

The Company's planned operations will be subject to federal, state, and local laws, regulations, permitting requirements, and licensing obligations applicable to the hospitality, food and beverage, nightlife, and alcoholic beverage industries. Future Lost Boy Dry Goods locations are expected to require various governmental approvals and operational permits, including liquor licenses, food service permits, health department approvals, building permits, certificates of occupancy, fire and life safety approvals, signage permits, and local zoning and operational approvals.

Future locations are expected to operate pursuant to alcoholic beverage licenses issued under Florida law. The Company currently anticipates utilizing a combination of Offering proceeds and third-party financing arrangements in connection with the acquisition or leasing of certain Florida liquor licenses, which are subject to regulatory transfer and approval requirements under applicable law. Operations are also expected to be subject to laws and regulations governing the sale and service of alcoholic beverages, including requirements relating to hours of operation, age verification procedures, employee conduct, alcohol service practices, advertising and promotional activities, sanitation, food safety, and inventory handling. In addition, future operations are expected to be subject to employment, wage and hour, workplace safety, accessibility, taxation, and other laws generally applicable to hospitality businesses.

Oversight of future operations is expected to involve various governmental and regulatory authorities, including the Alcohol and Tobacco Tax and Trade Bureau, the Florida Division of Alcoholic Beverages and Tobacco, local health departments, building and fire authorities, and applicable municipal agencies.

The Company's current expansion strategy focuses on existing restaurant and bar spaces, including second-generation hospitality spaces with existing infrastructure, which may streamline certain permitting and development processes relative to ground-up construction projects.

Litigation

As of the date of this filing, the Company is not a party to any pending legal proceedings and is not aware of any threatened legal proceedings against it.

USE OF PROCEEDS

The following table sets forth the Company's anticipated use of proceeds from this Offering based on the assumptions described below. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees (1)	8.5 %	$850.06	8.5%	$424,999.97
Brick & Mortar Growth (2)	N/A	N/A	42.6%	$2,128,999.83
Marketing Costs	18.0%	$1,800.12	10.0%	$499,999.96
Licensing & Management	N/A	N/A	4.4%	$219,999.98
Working Capital (3)	73.5%	$7,350.51	34.52%	$1,725,999.87
Total	**100%**	**$10,000.69**	**100%**	**$4,999,999.61**

(1) The amount reflected above represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing monthly fees payable to the Intermediary. In addition, the Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, provided that the Investor Processing Fee will not exceed $300.00 per investment. The Intermediary will receive a commission on Investor Processing Fees collected, which commission is reflected in the table above. The foregoing calculations assume application of the full 3.5% Investor Processing Fee and do not reflect the impact of the $300.00 maximum fee cap that may apply to certain Investors' investments.
(2) This figure represents amounts allocated toward the development and expansion of the Company's brick-and-mortar operations, including costs associated with the acquisition, leasehold improvements, construction and permitting, licenses, furniture, fixtures and equipment, technology systems, pre-opening labor, initial inventory, and other direct or indirect costs attributable to the opening of new locations.
(3) Working capital includes amounts allocated to support the Company's general operational and liquidity needs, including operating account funding, revenue stabilization reserves, payroll, vendor payments, insurance, administrative expenses, and other general corporate purposes. The Company retains broad discretion to allocate working capital proceeds among its operating and strategic priorities as business conditions, timing, and capital requirements evolve.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs and general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Randall Scott Alonso	Director, Chief Executive Officer, President, and Treasurer	Director, Officer, and Founder of the Company (April 2026 – Present) *Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations.* Chief Executive Officer, Founder at Lost Boy & Company, LLC (September 2019 – Present) *Responsible for corporate strategy, concept development, capital projects, interior design, and financial oversight.*	Bachelor of Science in Civil Engineering with a Certificate in Architectural Engineering from Duke University (2006)
Christopher Robert Hudnall	Director, Chief Operating Officer, and Secretary	Director, Officer, and Founder of the Company (April 2026 – Present) *Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations.* Chief Operating Officer, Founder at Lost Boy & Company, LLC (September 2019 – Present) *Responsible for operational execution, concept development, strategic partnerships, brand experience, and marketing strategy.*	

Randall Scott Alonso, Director, Chief Executive Officer, President, and Treasurer

Randall is the Chief Executive Officer and Director of Lost Boy Hospitality Ventures I, Inc. since its formation in 2026. He is also Co-Founder and CEO of Lost Boy & Company, LLC. (2019-Present), a Miami-based hospitality group that owns and operates four hospitality concepts in Miami-Dade County: Lost Boy Dry Goods, Tropezón, Fox's Lounge, and Brother's Keeper. In both roles, he is responsible for corporate strategy, concept development, capital projects, interior design, and financial oversight.

Randall serves as a Director of the Flagler District BID (2017-Present), the board of Downtown Miami's business improvement district. Prior to hospitality, Randall spent a decade as Vice President and Head Buyer of La Época Department Stores, Inc. (2006-2016), his family's three-generation department store founded in 1885 in Havana, Cuba, and reestablished in Miami in 1965. He served as one of four officers of the company, overseeing purchasing, concept development, creative direction, and operations.

Randall holds a Bachelor of Science in Civil Engineering with a Certificate in Architectural Engineering from Duke University, 2006.

Christopher Robert Hudnall, Director, Chief Operating Officer, and Secretary

Chris is the Chief Operating Officer and Director of Lost Boy Hospitality Ventures I, Inc. since its formation in 2026. He is also Co-Founder and COO of Lost Boy & Company, LLC. (2019-Present), a Miami-based hospitality group that owns and operates four hospitality concepts in Miami-Dade County: Lost Boy Dry Goods, Tropezón, Fox's Lounge, and Brother's Keeper. In both roles, he is responsible for operational execution, concept development, strategic partnerships, brand experience, and marketing strategy.

Prior to co-founding Lost Boy & Company, LLC, Chris spent over two decades in hospitality operations and beverage program leadership. He served as North American Director of Bars for Soho House & Co. (2014-2019), overseeing beverage operations across seven private membership clubs and five public restaurants, and managing bar design and operations for new market openings including Austin, Nashville, San Francisco, and Mexico City. He joined Soho House in 2010 as part of the opening beverage team at Soho Beach House in Miami Beach, and previously held roles at Mondrian South Beach, Mondrian Scottsdale, Morgans Hotel Group, and Trust Hospitality.

Indemnification

Indemnification is authorized by the Company to officers, directors, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of 50,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which 30,000,000 shares with the par value of $0.00001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 20,000,000 shares with the par value of $0.00001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"). The Company's authorized Capital Stock also consists of 1,000,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). As of the date of this Form C, 15,120,000 shares of Class B Common Stock are issued and outstanding, 880,000 shares of Class A Common Stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	880,000
Par Value Per Share	$0.00001
Voting Rights	The Class A Common Stock is non-voting.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class B Common Stock
Amount Outstanding	15,120,000
Par Value Per Share	$0.00001
Voting Rights	Each holder of the Company's Class B Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company's sole outstanding debt obligation consists of a $40,000 non-interest-bearing demand payable to Lost Boy & Company, LLC, an affiliated entity, representing offering costs advanced on the Company's behalf. See "Transactions with Related Persons and Conflicts of Interest" and Exhibit A.

Previous Offerings of Securities

On April 14, 2026, the Company issued 7,560,000 shares of its Class B Common Stock to each of Randall Scott Alonso and Christopher Robert Hudnall, pursuant to separate Stock Purchase Agreements, for a total purchase price of $75.60 per purchaser ($0.00001 per share). These issuances were effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Additionally, on April 14, 2026, the Company issued an aggregate of 880,000 shares of its Class A Common Stock pursuant to separate Stock Purchase Agreements, for aggregate consideration of $8.80 ($0.00001 per share). These issuances were effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Ownership

The table below lists the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power)
Randall Scott Alonso	7,560,000 shares of Class B Common Stock	47.25%
Christopher Robert Hudnall	7,560,000 shares of Class B Common Stock	47.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u> and <u>Exhibit B</u>.

Operations

Lost Boy Hospitality Ventures I, Inc. was incorporated on April 13, 2026, under the laws of the state of Delaware and is headquartered in Miami, Florida.

Cash and Cash Equivalents

As of April 13, 2026, the Company had no cash and cash equivalents. The Company has no operating history and, accordingly, no meaningful operating cash flows or monthly expenditure trends to disclose at this time.

Liquidity and Capital Resources

The proceeds from this Offering are essential to the Company's operations.

The Company is a development-stage hospitality enterprise and has not yet commenced operations or generated revenues from the ownership or operation of any Lost Boy Dry Goods locations. Accordingly, the Company's ability to execute its business plan depends substantially on the successful completion of this Offering and its ability to raise additional capital in the future. The Company's strategy of developing, launching, owning, and operating multiple hospitality venues will require substantial capital beyond the amounts sought in this Offering. New restaurant and bar development typically involves significant expenditures for lease acquisition, leasehold improvements, furniture, fixtures and equipment, liquor licenses, staffing, inventory, pre-opening expenses, marketing, and working capital.

The Company currently intends to use the proceeds of this Offering to support the development and launch of approximately two to three future Lost Boy Dry Goods locations within Miami-Dade and Broward counties. However, no specific sites have been identified or secured as of the date of this Offering, and there can be no assurance that the Company will successfully identify, lease, finance, develop, or open any future locations.

The Company expects that additional financing, strategic partnerships, equipment financing, or other capital raising transactions may be necessary to fully implement its long-term expansion strategy. There can be no assurance that such financing will be available on acceptable terms, or at all.

As of the date of this Form C, the Company does not have committed external sources of capital other than the proceeds of this Offering. Although affiliated entities associated with the founders currently maintain hospitality operations and vendor relationships that the Company expects to leverage operationally, no affiliated entity is obligated to provide financial support to the Company.

The Company expects that future locations may initially operate at a loss during development and ramp-up periods and may require additional working capital prior to achieving stable operations or profitability.

Capital Expenditures and Other Obligations

On May 1, 2026, the Company entered into a Management Services Agreement with Lost Boy & Company, LLC ("**LBC**"), an affiliated entity under common ownership and control with the Company, pursuant to which LBC provides development, interior design, operational, administrative, marketing, accounting, technology, and management support services in connection with the development and operation of hospitality venues. Pursuant to the agreement, the Company is obligated to pay LBC a $200,000 development fee for the first two operating venues developed under the agreement, a recurring management fee equal to 5.0% of gross revenue generated by operating venues, and reimbursement of certain third-party expenses incurred on the Company's behalf.

On May 1, 2026, the Company also entered into a License Agreement with LBC pursuant to which the Company obtained a non-exclusive license to use the "Lost Boy" brand and related intellectual property in connection with the development and operation of hospitality venues. Pursuant to the agreement, the Company is obligated to pay LBC an annual minimum royalty of $10,000 and an additional royalty equal to 1.0% of gross revenue generated by operating venues using the licensed brand. The agreement renews automatically for successive one-year terms unless earlier terminated in accordance with its terms.

See "Transactions with Related Persons and Conflicts of Interest" for more information.

Valuation

The Company has ascribed a pre-Offering valuation of $40,000,000.00 to the Company. The Securities offered hereby are priced based on that valuation, which was determined solely by management and is inherently subjective. The Company's valuation was determined based on a variety of factors selected by management, including the founders' prior hospitality operating experience, the existing market recognition associated with the Lost Boy Dry Goods brand, the Company's anticipated rights to utilize that brand pursuant to related-party licensing arrangements, and management's expectations regarding the potential future development and expansion of additional Lost Boy Dry Goods locations in South Florida.

The Company is a newly formed entity with limited operating history and does not currently own or operate the original Lost Boy Dry Goods venue or the other affiliated hospitality venues associated with the founders. The valuation was not determined based on an independent appraisal and may not reflect the price at which securities could be sold in an arm's-length transaction. Investors should not rely on the valuation as an indication of the Company's current or future value, and there can be no assurance that future financing rounds, if any, will occur at the same or higher valuation.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing. There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a series of securities offerings in order to purchase equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use different valuation methodologies, or different assumptions about the Company's business and market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has entered into a Management Services Agreement with Lost Boy & Company, LLC, an affiliate controlled by Randall Alonso, the Company's Chief Executive Officer, and Christopher Hudnall, the Company's Chief Operating Officer, pursuant to which Lost Boy & Company, LLC provides the Company with certain development, interior design, operational, administrative, marketing, accounting, technology, and management support services in connection with the development and operation of hospitality venues. In consideration for such services, the Company is obligated to pay Lost Boy & Company, LLC a $200,000 development fee for the first two operating venues developed under the agreement, a recurring management fee equal to 5.0% of gross revenue generated by operating venues, and reimbursement of certain third-party expenses incurred on the Company's behalf.

The Company has also entered into a License Agreement with Lost Boy & Company, LLC, an affiliate of the Company controlled by Randall Alonso, the Company's Chief Executive Officer, President, and Treasurer, and Christopher Hudnall, the Company's Chief Operating Officer and Secretary, pursuant to which the Company has been granted a non-exclusive license to use the "Lost Boy" brand and related trademarks, trade dress, logos, branding elements, and associated intellectual property in connection with the development and operation of hospitality venues in the United States. In consideration for such rights, the Company is obligated to pay the licensor an annual minimum royalty of $10,000 and an additional royalty equal to 1.0% of gross revenue generated by operating venues using the licensed brand. The agreement has an initial one-year term with automatic one-year renewal periods unless earlier terminated in accordance with its terms. The licensed intellectual property is currently based primarily on common law rights and has not been federally registered with the United States Patent and Trademark Office. See "Intellectual Property".

Conflicts of Interest

Randall Alonso and Christopher Hudnall, the Company's executive officers, also own and control Lost Boy & Company, LLC ("**LBC**") an affiliate of the Company with which the Company maintains ongoing contractual relationships. Specifically, the Company has entered into a Management Services Agreement with LBC, pursuant to which LBC provides certain development, operational, and management services to the Company in exchange for development fees, management fees, and expense reimbursements payable to an entity owned and controlled by the Company's management.

The Company has also entered into a License Agreement with LBC pursuant to which the Company has agreed to pay a minimum annual royalty of $10,000, plus a percentage royalty equal to 1.0% of aggregate gross revenue of all operating venues to the extent such amount exceeds the minimum annual royalty, in exchange for a non-exclusive, common law-based license to use the "Lost Boy" family of marks — rights that have not been federally registered with the United States Patent and Trademark Office and are accordingly limited in geographic scope and enforceability. None of these agreements were negotiated on an arm's-length basis, and there can be no assurance that their terms are as favorable to the Company as those that could have been obtained from unaffiliated third parties; accordingly, the fees and other amounts paid to LBC pursuant to these arrangements may not reflect fair market value and may result in a transfer of value from the Company to its controlling persons at the expense of the Company's investors.

The Company's executive officers, in their capacity as owners and controllers of LBC, had a direct personal financial interest in the negotiation and approval of these arrangements at the time they were entered into. Prospective investors should be aware that the interests of the Company's management in these transactions may not have been aligned with the interests of the Company or its investors, and should refer to the risk factors captioned "*We rely on intellectual property and brand rights owned by an affiliated entity, and any loss, termination, or impairment of those rights could adversely affect our business*" and "*The licensed marks are not federally registered and are based primarily on common law rights, which may limit our ability to enforce those rights and expose us to third-party infringement claims*" for a discussion of the material risks associated with these arrangements.

Members of the Company's management, including its executive officers, are actively involved in the ownership, development, and operation of other affiliated hospitality businesses and ventures, including LBC and its affiliates, and are not contractually obligated to dedicate any minimum amount of their business time or attention to the Company. As a result, conflicts of interest may arise with respect to the allocation of management time and attention, operational and administrative resources, vendor and supplier relationships, real estate and site selection opportunities, financing activities, and other business opportunities that may be suitable for both the Company and one or more affiliated entities. The Company has not adopted any formal conflict of interest policy or procedures governing the allocation of such opportunities or resources between the Company and its affiliates, and there can be no assurance that any such conflicts will be identified or resolved in a manner that is favorable to the Company or its investors.

THE OFFERING AND THE SECURITIES

The Offering

Overview

The Company is offering a minimum amount of $10,000.69 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.61 (the "**Maximum Offering Amount**") of Class A Common Stock (the "**Securities**"), at a purchase price of $2.50 per share, plus an Investor Processing Fee equal to 3.5% of the amount invested, subject to a maximum fee of $300.00 per investment, on a contingency basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Crowdfunding SPV

As an investor in this Offering, you will be purchasing membership interests in Lost Boy Hospitality Ventures I SPV, LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as Exhibit G. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power, and information rights in the Class A Common Stock, as if they had invested directly with the Company.

Perks

The Company is offering the following perks (collectively, the "**Perks**,") to Investors in this Offering: (i) bonus shares of non-voting common membership interest (the "**Bonus Shares**"); and (ii) certain non-equity commercial benefits (the "**Commercial Perks**"). The Commercial Perks described herein:

- Do not constitute securities;

- Have no cash value;

- Are non-transferable unless expressly stated otherwise; and

- Do not alter the terms, rights, or transfer limitations of the Securities offered in this Offering.

All Perks are offered at the Company's sole discretion and are subject to the general terms set forth below. DealMaker Securities LLC has not been engaged to assist in the distribution of any Bonus Shares and will not receive any compensation in connection therewith.

Investment-Based Perks – Overview

The Company has established seven (7) investment tiers (each, a "**Tier**"). An Investor's investment Tier is determined by the aggregate dollar amount of the Investor's accepted investment(s) in this Offering, following completion of all required documentation, funding, approval by the Intermediary, and acceptance by the Company (each such qualifying amount, a "**Accepted Investment Amount**"). The Commercial Perks applicable to each Tier are cumulative – Investors qualifying for a higher Tier receive all Commercial Perks available at lower Tiers, except as otherwise stated herein, plus the additional Perks described herein. The Bonus Shares percentage applicable to each Tier is not cumulative; it represents the total bonus for that Tier and replaces (rather than combines with) the percentage applicable to any lower Tier.

Tier	Bonus Shares*	Key Commercial Perks**
Tier I – Prospector $1,000.00 - $2,499.99	None	Standard Owner's Club membership (current and future Lost Boy & Co. properties^)
Tier II – Wrangler $2,500.00 - $4,999.99	2.5%	VIP Owner's Club membership (current and future Lost Boy & Co. properties); priority reservations; World Cup: 1 knockout round game reservation±
Tier III – Captain $5,000.00 - $9,999.99	5.0%	Annual Shareholder Party (3 years)+; Lost Boy Investor Hat; World Cup: all knockout round reservations±
Tier IV – Trailblazer $10,000.00 - $24,999.99	7.5%	$12 cocktails for life+; World Cup: all knockout rounds & Finals reservation±
Tier V – Pioneer $25,000.00 - $49,999.99	10.0%	Annual Rare Whisky Tasting Experience (3 years)+; Lost Boy Special Edition Blanton's Bottle (3 years)
Tier VI – Maverick $50,000.00 - $99,999.99	12.5%	Happy hour pricing for life (replaces $12 cocktail benefit); private event buyout room fee waiver; Blanton's Barrel Selection Experience (3 years)
Tier VII – Cowboy $100,000.00 or more	15.0%	Named beer on tap at one (1) Lost Boy Dry Goods location (3 years); Annual Private Founders' Dinner (3 years)

+   Denotes cumulative with all lower Tier Perks.

*   Bonus Shares are calculated as a percentage of the Investor's aggregate Accepted Investment Amount at $2.50 per share, rounded down to the nearest whole share. Bonus Shares carry the same rights, preferences, and transfer limitations as the Securities purchased in this Offering.

** Summary only. Full terms and conditions for each Perk are set forth in the "Amount-Based Perks – Detailed Terms" section below.

±   "World Cup" means the 2026 FIFA World Cup®, the men's international soccer tournament currently scheduled to be held in the United States, Canada, and Mexico from June 11, 2026 through July 19, 2026. All World Cup Perks are subject to match availability at the time of investment. No substitute benefit, refund, credit, or alternative Perk will be provided if applicable matches have concluded, reservations are unavailable, or the applicable World Cup event has otherwise passed at the time of investment. FIFA is a registered trademark of the Fédération Internationale de Football Association. References to FIFA or the World Cup are for descriptive purposes only. The Company is not affiliated with, sponsored by, endorsed by, authorized by, or otherwise associated with FIFA or any FIFA-affiliated entity.

^   Current Lost Boy & Co. properties include Lost Boy Dry Goods, Tropezón, Fox's Lounge, and Brother's Keeper.

Amount-Based Perks – Detailed Terms

Tier I – Prospector (Investment Amount: $1,000 - $2,499.99)

Investors at this Tier do not receive Bonus Shares. Investors at this Tier will receive the following Commercial Perk:

- *Lost Boy Owner's Club – Standard Membership.* Eligible Investors will receive a digital Standard Membership Card providing access to the Lost Boy Owner's Club at all Lost Boy & Co. properties (current and future). Membership includes: a member designation in the point-of-sale system at participating venues; one (1) complimentary standard menu drink on the annual anniversary of the Investor's investment date per calendar year, and access to a dedicated Standard Owner hotline. This benefit is expected to commence within sixty (60) days following the acceptance of the Investor's investment.

Tier II – Wrangler (Investment Amount: $2,500 - $4,999.99)

Investors at this Tier will receive 2.5% Bonus Shares and the following Commercial Perks. The VIP Membership supersedes and replaces the Standard Membership described in Tier I:

- *Lost Boy Owner's Club – VIP Membership*. Eligible Investors will receive a digital VIP Membership Card providing access to the Lost Boy Owner's Club at all Lost Boy & Co. properties (current and future). VIP Membership includes: A VIP member designation in the point-of-sale system; priority reservations at all Lost Boy & Co. properties (current and future); one (1) complimentary standard menu drink on the annual anniversary of the Investor's investment date per calendar year; one (1) complimentary standard menu drink on the Investor's birthday per calendar year; exclusive invitations to owner-only opening events at new Lost Boy Dry Goods locations; VIP invitation access for special events, new menu launches, and product releases; access to special pricing on any ticketed events; and access to a dedicated VIP Owner hotline. This benefit commences within sixty (60) days following the acceptance of the Investor's investment.

- *World Cup – One (1) Knockout Round Reservation*. Eligible Investors will receive a priority reservation for up to four (4) guests at the Lost Boy Clubhouse for any one (1) knockout round match of the World Cup (matches occurring June 27 – July 18, 2026). This Perk is available immediately upon investment, including prior to the closing of the Offering. This Perk is subject to match availability at the time of investment, and no substitute benefit will be provided if the knockout round has concluded at the time of investment.

Tier III – Captain (Investment Amount: $5,000 - $9,999.99)

Investors at this Tier will receive 5% Bonus Shares (replacing the 2.5% applicable to Tier II) and all Tier II Commercial Perks, except as superseded with a superior Perk as denoted below, plus the following additional Commercial Perks:

- *Annual Shareholder Party*. Eligible Investors and one (1) guest will receive an invitation to an annual shareholder event hosted by Company founders Randy Alonso and Chris Hudnall for a period of at least three (3) consecutive years. The event location is determined by the Company in its discretion. This benefit commences in the calendar year following the acceptance of the Investor's investment. Travel and lodging are not included.

- *Lost Boy Investor Hat*. Eligible Investors will receive one (1) limited-edition, Lost Boy-branded cap customized with the Investor's last name, not available for public purchase. The Company will cover domestic shipping costs; alternatively, the item may be distributed at the Annual Shareholder Party. Delivery is expected following the completion of the Offering.

- *World Cup – All Knockout Round Reservations*. The World Cup benefit applicable to Captain-tier Investors is upgraded to a priority reservation for up to four (4) guests at the Lost Boy Clubhouse for all knockout round matches of the World Cup (June 27 – July 18, 2026), superseding the single-match reservation described in Tier II. Subject to match availability at the time of investment.

Tier IV – Trailblazer (Investment Amount: $10,000 - $24,999.99)

Investors at this Tier will receive 7.5% Bonus Shares (replacing the 5% applicable to Tier III) and all Tier III Commercial Perks, except as superseded with a superior Perk as denoted below, plus the following additional Commercial Perks:

- *$12 Cocktails For Life*. Eligible Investors will receive access to cocktails priced at $12.00 per cocktail at all Lost Boy & Co. properties (current and future). This benefit commences within sixty (60) days following the acceptance of the Investor's investment. See "Commercial Perks – General Terms" for conditions applicable to ongoing benefits.

- *World Cup – All Knockout Rounds and World Cup Final Reservation*. The World Cup benefit applicable to Trailblazer-tier Investors is upgraded to a priority reservation for up to four (4) guests at the Lost Boy Clubhouse for all knockout round matches and the World Cup Final (June 27 – July 19, 2026), superseding the benefit described in Tier III. Subject to match availability at the time of investment.

Tier V – Pioneer (Investment Amount: $25,000 - $49,999.99)

Investors at this Tier will receive 10% Bonus Shares (replacing the 7.5% applicable to Tier IV) and all Tier IV Commercial Perks, plus the following additional Commercial Perks:

- *Annual Rare Whiskey Tasting Experience*. Eligible Investors will receive an invitation to an annual private whiskey tasting experience hosted by founders Chris Hudnall and Randy Alonso for a period of at least three

(3) consecutive years. The event is investor-only (no guests), will feature limited allocation rare bourbons (which may include Pappy Van Winkle, E.H. Taylor, Elmer T. Lee, George Stagg, Eagle Rare, or other allocated or limited-release whiskeys of comparable rarity, subject to availability), and may include appearances by industry guests and brand representatives. The event will be held at a Lost Boy Dry Goods location determined by the Company. This benefit commences the calendar year following the acceptance of the Investor's investment. Travel and lodging are not included.

- *Lost Boy Special Edition Blanton's Bottle*. Eligible Investors will receive one (1) Lost Boy Private Label Special Edition Blanton's single-barrel bourbon bottle per year for three (3) consecutive years, commencing in the calendar year following the acceptance of the Investor's investment. Each annual bottle is uniquely selected by the Company, privately labeled as "Lost Boy," and is not available for purchase through any other channel. The bottle is distributed at the Annual Rare Whiskey Tasting Experience.

Tier VI — Maverick (Investment Amount: $50,000 – $99,999.99)

Investors at this Tier will receive 12.5% Bonus Shares (replacing the 10% applicable to Tier V) and all Tier V Commercial Perks, plus the following additional Commercial Perks. The $12 Cocktails For Life benefit described in Tier IV is superseded by the Happy Hour Pricing For Life benefit described below.

- *Happy Hour Pricing For Life*. Eligible Investors will receive access to the then-current published happy hour menu pricing for food and beverages at all Lost Boy & Co. properties (current and future). For reference, current happy hour pricing at Lost Boy Dry Goods reflects approximately 50% off beer, cocktails, and well spirits. This benefit supersedes and replaces the $12 Cocktails For Life benefit described in Tier IV and commences within sixty (60) days following the acceptance of the Investor's investment. See "Commercial Perks — General Terms" for conditions applicable to ongoing benefits.

- *Private Event Buyout Room Fee Waiver*. Eligible Investors will receive one (1) complimentary waiver of the room fee for a private event buyout at any Lost Boy & Co. property (current or future). Buyout room fees may range from $7,500 - $30,000 depending on location and event. The waiver applies to the room fee only – all food, beverage, staffing, and other event costs remain the Investor's responsibility. This benefit has no expiration date, is subject to venue availability, and requires advance notice. This benefit commences within sixty (60) days following the acceptance of the Investor's investment.

- *Blanton's Barrel Selection Experience*. Eligible Investors will receive an invitation to participate in the Company's annual single-barrel Blanton's selection process — working alongside the Lost Boy team to taste, evaluate, and select the barrel that becomes that year's Lost Boy Special Edition bottle distributed to all Pioneer-tier and above Investors at the Annual Rare Whiskey Tasting Experience. This experience is offered once per year for three (3) consecutive years and is held at a Lost Boy & Co. property determined by the Company. This benefit commences the calendar year following the acceptance of the Investor's investment. Travel and lodging are not included.

Tier VII — Cowboy (Investment Amount: $100,000 or More)

Investors at this Tier will receive 15% Bonus Shares (replacing the 12.5% applicable to Tier VI) and all Tier VI Commercial Perks, plus the following additional Commercial Perks:

- *Named Beer on Tap*. The Company will create a Lost Boy-branded micro-brew named after and developed in collaboration with the Investor, featured on tap and on the menu at one (1) Lost Boy Dry Goods location of the Investor's choosing for three (3) consecutive years. The beer name is subject to Company approval. The Investor will participate in the beer selection process. This benefit commences within sixty (60) days following the acceptance of the Investor's investment.

- *Annual Private Founders' Dinner*. Eligible Investors and one (1) guest will receive an invitation to an annual private dinner hosted by founders Randy Alonso and Chris Hudnall for three (3) consecutive years. The dinner will be held at a Lost Boy & Co. property, with the location determined annually by the Company, and is intended as a private forum for discussion of the Company's business, progress, and growth. This benefit commences the calendar year following the acceptance of the Investor's investment. Travel and lodging are not included.

Time-Based Bonus Shares

The Company is offering additional Bonus Shares to Investors who fund their investment within specified time periods following the launch of this Offering (each, a "**Time-Based Bonus Share**"). The applicable windows and corresponding bonus percentages are as follows:

Investment Window	Time-Based Bonus Shares*
Month 1: From June 24, 2026 through 11:59 p.m. Eastern Time on July 24, 2026	10% additional Bonus Shares
Month 2: From 12:00 a.m. Eastern Time on July 25, 2026 through 11:59 p.m. Eastern Time on August 24, 2026	5% additional Bonus Shares

* Time-Based Bonus Shares may be combined with Amount-Based Bonus Shares and are subject to the Bonus Cap described below.

Eligibility and Timing

Investors are eligible for Time-Based Bonus Shares upon: (i) completing all documentation required by the Intermediary; (ii) funding their investment within the applicable window; and (iii) receiving Intermediary approval following its compliance review, including AML screening. Eligibility is determined based on the funded investment timestamp recorded by the Intermediary. The "first month" bonus period begins on the anticipated offering launch date of June 24, 2026 and runs through 11:59 p.m. Eastern Time on July 24, 2026. The "second month" bonus period runs from 12:00 a.m. Eastern Time on July 25, 2026 through 11:59 p.m. Eastern Time on August 24, 2026. The Company reserves the right to interpret eligibility based on the timestamp recorded by the Intermediary.

Bonus Structure

Eligible Investors will receive additional Bonus Shares equal to the applicable percentage of the Investor's Accepted Investment Amount, issued at no additional cost and carrying the same rights, preferences, and transfer limitations as the Securities purchased in this Offering.

Stacking and Combination of Perks

Amount-Based Bonus Shares and Time-Based Bonus Shares may be combined (i.e., stacked). An Investor who qualifies for both a Tier-level bonus and a time-based bonus will receive both, subject to the Bonus Cap below.

Notwithstanding the foregoing, the maximum aggregate number of Bonus Shares any single Investor may receive in connection with this Offering – whether pursuant to Amount-Based Bonus Shares, Time-Based Bonus Shares, the Employee Perk described below, or any combination thereof – shall not exceed twenty-five percent (25%) of the number of Securities otherwise purchased by such Investor in this Offering (the "**Bonus Cap**"). Any bonus amounts in excess of the Bonus Cap will be automatically reduced by the Company in its sole discretion. Fractional shares will not be issued; all Bonus Shares are rounded down to the nearest whole share.

Bonus Shares – General Terms

- *Eligibility and Issuance*. Bonus Shares will be issued following the closing of the Offering, unless otherwise determined by the Company in coordination with its registrar or transfer agent. Issuance is subject to completion of all required documentation, funding of the investment, Intermediary approval including AML screening, and the Company's acceptance of the investment. The funded investment timestamp recorded by the Intermediary governs eligibility for all bonus programs.

- *Aggregation*. Amount-Based Bonus Shares are determined based on each Investor's total aggregate Accepted Investment Amount. Multiple investments made by the same Investor through the same account may be aggregated for purposes of Tier determination.

- *Rounding*. Fractional shares will not be issued. All Bonus Shares will be rounded down to the nearest whole share.

- *Nature of Bonus Shares*. Bonus Shares carry the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering and are issued at no additional cost to the Investor.

Commercial Perks – General Terms

Unless otherwise specified, all Commercial Perks described in this Offering are subject to the following:

- Commercial Perks are available only at Company-operated Lost Boy & Co. venues and through the Company's official channels.

- All Commercial Perks are subject to venue availability, applicable laws and regulations, and operational capacity at the time of use.

- Commercial Perks are non-transferable and personal to the Investor. Perks may not be combined with other promotional offers or discounts unless expressly permitted by the Company.

- The Company is required to fulfill a Commercial Perk only while the Investor holds Securities in the Company.

- The Company reserves the right to modify, substitute, or discontinue any Commercial Perk at any time in its sole discretion.

- References herein to the commencement of a Perk following the closing of the Offering refer to the closing at which the applicable Investor's investment is accepted by the Company and the Securities purchased by such Investor are issued, and not the final closing or termination of the Offering as a whole.

- *Ongoing Benefits*. Commercial Perks described as ongoing (including those described herein as "for life") remain available to the Investor for so long as: (i) the Investor holds Securities in the Company; and (ii) the applicable Lost Boy & Co. property at which the benefit is offered remains under the Company's operation. The Company makes no representation that any specific venue will remain open or in operation for any period of time.

Employee Perk

Lost Boy & Co. employees who invest in this Offering during the offering period will receive additional Bonus Shares equal to ten percent (10%) of their aggregate Accepted Investment Amount, regardless of Tier. Employee Bonus Shares are subject to the same eligibility and issuance requirements applicable to all Bonus Shares and are subject to the Bonus Cap described above.

The Company is of the opinion that the Commercial Perks have no cash value and do not alter the sales price or cost basis of the Securities offered hereby. Investors are encouraged to consult their personal tax advisors regarding any potential tax consequences arising from the receipt of Perks.

TAX CONSEQUENCES FOR RECEIPT OF INVESTMENT PERKS (INCLUDING FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES) ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's non-voting common membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once the Offering Deadline is within 48 hours, investment commitments become irrevocable and may not be canceled for any reason, even if made during this period. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting**

a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new Offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive monthly fees totaling $15,000.00.

The Securities

We request that you please review this Form C, the Company's Certificate of Incorporation attached as <u>Exhibit D</u> (the "**Charter**"), form of Bylaws attached as <u>Exhibit E</u> (the "**Bylaws**"), the operating agreement of the Crowdfunding SPV attached as <u>Exhibit F</u>, the SPV Subscription Agreement attached as <u>Exhibit G</u>, and the Primary Issuer Subscription Agreement between the Company and the SPV attached as <u>Exhibit H</u>, (collectively, the "**Governing Agreements**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Terms of the Class A Common Stock

<u>Voting and Control</u>

Pursuant to the Company's Charter, shares of Class A Common Stock are non-voting and holders thereof are not entitled to vote on matters submitted to stockholders or to receive notice of stockholders' meetings, except as otherwise required by applicable law. However, upon and following the Final Conversion Date specified in the Charter, each holder of Class A Common Stock will be entitled to one vote per share held on all matters submitted to a vote of stockholders.

Except as otherwise expressly provided in the Charter, including with respect to voting rights and the conversion provisions applicable to the Class B Common Stock, the Class A Common Stock and Class B Common Stock rank equally and are identical in all respects, including with respect to dividends and distributions and any liquidation, dissolution, or winding up of the Company.

Prior to the Final Conversion Date, holders of Class B Common Stock exclusively control stockholder voting matters, including the election, removal, and replacement of directors. Following the Final Conversion Date, holders of Class A Common Stock and Class B Common Stock will vote together as a single class, with each outstanding share entitled to one vote.

The Company's Charter and Bylaws provide that the business and affairs of the Company are managed under the direction of the Board of Directors, which has authority over the Company's management, operations, and corporate affairs, subject to applicable law and the rights of stockholders set forth in the Charter.

<u>Dividend Rights</u>

Holders of Class A Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, subject to applicable law and the Charter. Holders of Class A Common Stock participate ratably with the holders of Class B Common Stock in any dividends declared by the Board. The Company has not indicated any obligation to declare dividends, and the declaration of dividends remains within the discretion of the Board of Directors.

<u>Right to Receive Liquidation Distributions</u>

In the event of the Company's liquidation, dissolution, or winding up, holders of Class A Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, after payment of all debts and liabilities of the Company and subject to applicable law. The Class A Common Stock participates in such distributions on the same pro rata basis as the Class B Common Stock.

<u>Anti-Dilution Rights</u>

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company. The Charter also provides that no stockholder has preemptive rights to purchase shares of the Company's capital stock, except to the extent such right may be set forth in a separate written agreement between the Company and such stockholder.

<u>Rights and Preferences</u>

The Class A Common Stock does not have any special rights, preferences, or privileges other than those set forth in the Charter. The Company reserves the right to amend its Charter in the manner prescribed by statute, which may adversely affect the rights of holders of Class A Common Stock, subject to applicable law. The Charter authorizes the Company to issue Preferred Stock in one or more series, with such voting powers, preferences, rights, qualifications, limitations, and restrictions as may be determined by the Board of Directors, subject to applicable law.

Restrictions on Transfer

Transfers of the Class A Common Stock offered hereby are subject to the Company's Certificate of Incorporation attached hereto as Exhibit D (the "**Charter**"), the Company's Bylaws attached hereto as Exhibit E (the "**Bylaws**"), applicable securities laws, and the other Governing Agreements.

Pursuant to the Bylaws, the Company has a right of first refusal with respect to certain proposed transfers of shares of the Company's capital stock, subject to specified exceptions. Under the Bylaws, a stockholder proposing to transfer shares generally must first provide notice of the proposed transfer to the Company, and the Company will have a period of thirty (30) days to elect to purchase such shares on the terms specified in such notice. If the Company does not exercise such right, the proposed transfer generally may be completed during a limited period thereafter, subject to the conditions set forth in the Bylaws. Certain transfers, including certain estate planning transfers, transfers to family members, transfers approved by the Board of Directors, and certain permitted transfers of Class B Common Stock described in the Charter, are exempt from the Company's right of first refusal. Any purported transfer in violation of the Bylaws will be null and void ab initio. Investors should carefully review the Charter and Bylaws for a complete description of the applicable transfer restrictions.

Further, the Securities being offered pursuant to Regulation Crowdfunding may not be transferred by any Investor during the one-year period beginning on the date of purchase, unless such Securities are transferred: (1) to the Company; (2) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-, father-, daughter-, son-, sister-, or brother-in-law, and includes adoptive relationships.

Transfers of Class B Common Stock are subject to the transfer and automatic conversion provisions set forth in the Charter, pursuant to which shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock upon transfers other than certain "Permitted Transfers" specified therein.

There is currently no public market for the Securities, and no assurance can be given that any market for the Securities will develop in the future. Accordingly, Investors may not be able to readily resell or otherwise dispose of the Securities even where transfers are otherwise permitted under applicable law and the Governing Agreements.

Other Material Terms

- The Securities do not have a stated return.

Limitations on Investor Rights; Minority Holder Considerations

As a holder of Class A Common Stock, you will be a minority stockholder of the Company and, as such, will have limited rights with respect to the Company's corporate actions. These actions may include, without limitation, additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, and transactions involving related parties. Investors in this Offering may hold rights that are more limited than those of other investors and will have minimal ability to influence the Company's management or corporate affairs.

The Class A Common Stock does not carry any voting rights, whether with respect to the election of directors or other matters submitted to a vote of stockholders, except to the limited extent required by applicable law. Accordingly, holders of Class A Common Stock will not have the ability to participate in stockholder voting decisions or to approve amendments to the Charter or Bylaws, which may be effected in accordance with applicable law and may adversely affect the rights of holders of Class A Common Stock.

In addition to the Governing Agreements, the rights of holders of Class A Common Stock are subject to the terms of the Charter and Bylaws. All statements in this Form C Offering Statement regarding voting rights and control are qualified in their entirety by reference to the Governing Agreements.

Dilution

Investors should be aware of the potential for dilution. When an investor acquires securities representing an ownership interest in a company, the investor's percentage ownership may decrease over time as a result of the issuance of additional securities by the Company. This decrease in ownership percentage is commonly referred to as dilution.

Dilution may occur if the Company issues additional shares of capital stock or other equity interests. As a result, although the overall value of the Company may increase, the proportionate ownership interest represented by an Investor's Securities will decrease, and the Investor will hold a smaller percentage of a larger enterprise. The number of outstanding securities may increase for a variety of reasons, including, without limitation, equity offerings (such as an initial public offering, subsequent crowdfunding offerings, venture capital financings, or angel investments), the exercise of employee equity awards, or the conversion of convertible instruments into equity securities.

If the Company issues additional securities, Investors may experience dilution in value, with each share representing a smaller portion of the Company's overall value, as well as dilution in control, with a corresponding reduction in ownership percentage. Investors may also experience dilution in earnings per share; however, such impact is generally relevant only if the Company declares dividends, which early-stage companies typically do not, as they generally reinvest earnings to support growth.

Accordingly, Investors should carefully consider that actions taken by the Company may result in a reduction in the value of the Securities, ownership percentage, voting influence, and earnings per share.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Randall Scott Alonso
_____
(Signature)

Randall Scott Alonso
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Randall Scott Alonso
_____
(Signature)

Randall Scott Alonso
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

June 24, 2026
_____
(Date)

[Signature page to Lost Boy Hospitality Ventures I, Inc. Form C]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Robert Hudnall
_____
(Signature)

Christopher Robert Hudnall
_____
(Name)

Director and Chief Operating Officer
_____
(Title)

June 24, 2026
_____
(Date)

[Signature page to Lost Boy Hospitality Ventures I, Inc. Form C]

EXHIBIT A

Company Audited Financial Statements

Lost Boy Hospitality Ventures I, Inc (the "Company") a Delaware Corporation

Statement of Financial Position and
Independent Accountant's Audit Report

As of inception – April 13th, 2026



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Lost Boy Hospitality Ventures I, Inc.

We have audited the accompanying statements of financial position of Lost Boy Hospitality Ventures I, Inc. as of inception on April 13th, 2026. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Lost Boy Hospitality Ventures I, Inc. as of inception on April 13th, 2026, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 20, 2026

Vincenzo Mongio

Statement of Financial Position

	As of April 13, 2026
ASSETS	
Current Assets	
Deferred Offering Costs	40,000
Total Current Assets	40,000
TOTAL ASSETS	40,000
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Notes Payable - Related Party	40,000
Total Current Liabilities	40,000
TOTAL LIABILITIES	40,000
Commitments & Contingencies (Note 4)	
EQUITY	
Total Equity	-
TOTAL LIABILITIES AND EQUITY	40,000

Lost Boy Hospitality Ventures I, Inc.
Notes to the Audited Statement of Financial Position
April 13th, 2026 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lost Boy Hospitality Ventures I, Inc. ("the Company") was formed in Delaware on April 13, 2026. The Company was organized to build and operate food and beverage hospitality venues in South Florida. The Company's principal office is located in Miami-Dade County, Florida. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital for the buildout and launch of new hospitality locations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity based compensation - ASC 718-10-50</u>

The Company does not currently have an equity-based compensation plan.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Management Services Agreement

Effective May 1, 2026, the Company entered into a Management Services Agreement with Lost Boy & Company, LLC, an affiliated entity under common ownership and control, pursuant to which the affiliate provides management, development, accounting, bookkeeping, payroll administration, marketing, operational support, vendor management, technology support, and other back-office services to the Company. Under the agreement, the Company is obligated to pay development fees of up to $200,000 related to the first two operating venues and an ongoing management fee equal to 5% of gross revenue generated by operating venues. The agreement has an initial term of five years and automatically renews for successive one-year terms unless terminated in accordance with the agreement.

Brand License Agreement

Effective May 1, 2026, the Company entered into a Brand License Agreement with Lost Boy & Company, LLC, an affiliated entity under common ownership and control, pursuant to which the Company licenses certain intellectual property, trademarks, and brand assets associated with the Lost Boy brand. Under the agreement, the Company is obligated to pay a minimum annual royalty of $10,000 and an additional royalty equal to 1% of gross revenue from operating venues in excess of the minimum royalty. The agreement renews automatically for successive one-year terms unless terminated in accordance with the agreement.

Related Party Payable

Lost Boy & Company, LLC, an affiliated entity under common ownership and control, paid approximately $40,000 of offering costs on behalf of the Company, which were recorded as deferred offering costs and a related party payable as of April 13, 2026. The related party payable is non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details of related party payable.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock, consisting of 5,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock, each with a par value of $0.00001 per share, and 1,000,000 shares of preferred stock with a par value of $0.00001 per share. As of April 13th, 2026, 55,000 shares of Class A Common Stock and 945,000 shares of Class B Common Stock were issued and outstanding. See Note 7 – Subsequent Events for details of amendment to the articles of incorporation and additional stock issuances.

Holders of Class B Common Stock are entitled to one vote per share, while holders of Class A Common Stock generally have no voting rights prior to the Final Conversion Date. Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors and share ratably in distributions upon liquidation, subject to any preferential rights of preferred stockholders. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder or automatically upon certain transfers.

No preferred shares were issued or outstanding as of April 13th, 2026, and the Board of Directors is authorized to establish the rights, preferences, and privileges of any future preferred stock issuances.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 13th, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 20, 2026, the date these financial statements were available to be issued.

Lost Boy Hospitality Venture I SPV, LLC was formed as a Delaware Limited Liability Company on May 1st, 2026 as a special purpose vehicle to facilitate investment and financing activities related to the Company and its planned hospitality operations.

The Company amended its capitalization to authorize 30,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock. In connection with the amendment, the Company had 880,000 shares of Class A common stock and 15,120,000 shares of Class B common stock issued and outstanding. No shares of preferred stock were issued or outstanding.

See Note 3 – Related Party Transactions for details regarding the Management Services Agreement and Brand License Agreement with an affiliated entity effective in May 2026.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

Lost Boy Hospitality Ventures I SPV, LLC Audited Financials

Lost Boy Hospitality Venture I SPV, LLC (the "Company") a Delaware Limited Liability Company

Statement of Financial Position and
Independent Accountant's Audit Report

As of inception – May 1ˢᵗ, 2026



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Lost Boy Hospitality Venture I SPV, LLC

We have audited the accompanying statements of financial position of Lost Boy Hospitality Venture I SPV, LLC as of inception on May 1st, 2026. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Lost Boy Hospitality Venture I SPV, LLC as of inception on May 1st, 2026, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 20, 2026
Vincenzo Mongio

Statement of Financial Position

	As of May 1st, 2026 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Lost Boy Hospitality Venture I SPV, LLC
Notes to the Audited Statement of Financial Position
May 1st, 2026 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lost Boy Hospitality Venture I SPV, LLC (the "Company") is a Delaware Limited Liability Company formed on May 1st, 2026. The Company was formed as a special purpose vehicle to facilitate investment and financing activities related to Lost Boy Hospitality Ventures I, Inc. and its planned hospitality operations.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity based compensation - ASC 718-10-50</u>

The Company does not currently have an equity-based compensation plan.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership interest wholly-owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 1st, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 20, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT C

Offering Page found on Intermediary's Portal



LIMITED-TIME OFFER: UNLOCK 10% BONUS SHARES 30 Days | 18 Hrs | 22 Mins | 57 Secs

LOST BOY DRY GOODS

Opportunity Why Us Roadmap Perks Team FAQs Discussion Invest Now

BACK THE HOSPITALITY GROUP BEHIND DOWNTOWN MIAMI'S NEIGHBORHOOD BAR



With 8 years of continuous operation in Florida's most competitive market, Lost Boy Dry Goods has served the Miami community with grit and purpose. Now, we're scaling this model across the $87B[1] Florida restaurant market. By investing in Lost Boy Hospitality Ventures, you become an owner in the next locations we open.

Invest Now

$2.50 Share Price

$1,000* Min. Investment

SEC Filings | Offering Circular | Investor Education

HIGHLIGHTS

$87B	4	NEW MARKETS IDENTIFIED
South Florida Restaurant Market[1]	**Successful Locations**	**Miami-Dade, Broward, Palm Beach**











WHAT YOU'RE INVESTING IN

NEW BAR LOCATIONS, A GROWING PIPELINE BEHIND THEM

We're opening ownership of our expansion entity, Lost Boy Hospitality Ventures, as we scale our neighborhood concept across South Florida. That means you're accessing our first investment opportunity and biggest growth phase yet, without owning a franchise or running your own venue.



HIGH MARGIN MODEL

High-Margin Model: Community-driven venues with low overhead and high guest retention are among the most resilient businesses in hospitality.



MULTI-DAYPART REVENUE ENGINES

Lunch, sports, happy hour, DJs, celebrations, private events, holidays.



SECOND-GENERATION SPACES WITH CHARACTER

We build in existing spaces with architectural bones, not expensive new construction.



OPPORTUNITY

ONE OF AMERICA'S STRONGEST RESTAURANT MARKETS

Florida has the country's fastest-growing population. It's also one of the strongest restaurant markets, favoring neighborhood gathering spaces with quality drinks, affordable pricing, and the ability to hear each other talk.



$87B

in Florida restaurant sales (2024)

23M+ [2]

residents, up 8% since 2020 (largest state population gain in that period)

<5%

retail availability across tri-county South Florida

$1.5T [3]

projected U.S. food service sales in 2026



WHY US

8 YEARS OF GROWTH WHILE 300+ COMPETITORS CLOSED

Our flagship Lost Boy Dry Goods location has served as Downtown Miami's staple gathering place since first opening in June 2018. We've built a portfolio that survived and thrived through the pandemic, historic inflation, and the most competitive market in Miami's history. Named Miami New Times Best New Bar upon opening and inducted into the Star Chefs Rising Stars class of 2021, the only bar owners in a field of top restaurateurs.

These four locations prove the model works.



2018

LOST BOY DRY GOODS

Downtown Miami, 2,000 sf

An English pub meets Captain's tavern meets Colorado miner's saloon. Draft beer, classic cocktails, and pizza in a room that was built to feel like it's been there for decades.

2021

● ○ ○ ○



 

SIGN UP TO LEARN MORE ABOUT THE INVESTMENT OPPORTUNITY

Enter your email

REGISTER

BUSINESS MODEL

THE NEIGHBORHOOD BAR THAT WORKS FROM OPEN TO CLOSE

Lost Boy Dry Goods is a neighborhood bar serving draft beer, classic cocktails, and pizza in a room inspired by a love of English pubs, Western saloons, and old captain's taverns. A community-driven bar model built for high margins and long-term scalability. We've built multiple revenue engines across the full day, ideal for both the solo bar stool pint and large group celebrations.



ROADMAP

SCALING WHAT WORKS ACROSS SOUTH FLORIDA

Our expansion replicates the Lost Boy Dry Goods model in new neighborhoods across South Florida. The quality approach to drinks, service, and atmosphere remains the same. What changes is how each location reflects its specific community.

* Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision



Capital raise. Due diligence for new target locations.



2027
LEASE EXECUTION & DEVELOPMENT

Site selection and execute leases on target locations; begin simultaneous development, maximizing economies of scale across construction and operations.



A well-suited second-generation space can be operational within 6 to 18 months of lease execution.



2029 AND BEYOND
STABILIZE & SCALE

Identify expansion opportunities across dozens of neighborhoods already identified in the tri-county corridor.

SIGN UP TO LEARN MORE ABOUT THE INVESTMENT OPPORTUNITY

Enter your email

REGISTER

PERKS

Please note that while **bonus shares below won't be visible at checkout**, they will be added to your account after your purchase.

LIMITED-TIME OFFER: UNLOCK 10% BONUS SHARES **30** Days | **18** Hrs | **22** Mins | **50** Secs

** Time-Based Bonus Shares may be combined with Amount-Based Bonus Shares and are subject to a 25% Bonus Cap.*



TIER 1

PROSPECTOR

Invest

$1,000+

Amount Based

0%

↳**+10% UNTIL 7/16**

Bonus Shares

NON - EQUITY BASED

1 **LOST BOY OWNER'S CLUB – STANDARD MEMBERSHIP**

Invest Now



TIER 2

WRANGLER

Invest

$2,500+

Amount Based

2.5%

↳**+10% UNTIL 7/16**

Bonus Shares

NON - EQUITY BASED

1 **LOST BOY OWNER'S CLUB – VIP MEMBERSHIP**

2 **WORLD CUP – ONE KNOCKOUT GAME RESERVATION**

Invest Now



TIER 3

CAPTAIN

Invest

$5,000+

Amount Based

5.0%

↳**+10% UNTIL 7/16**

Bonus Shares

NON - EQUITY BASED

1 **ANNUAL SHAREHOLDER PARTY**

2 **LOST BOY INVESTOR HAT**

3 **WORLD CUP – ALL KNOCKOUT GAME RESERVATIONS**

Invest Now



TIER 4

TRAILBLAZER

Invest

$10,000+

Amount Based

7.5%

↳**+10% UNTIL 7/16**

Bonus Shares

NON - EQUITY BASED

1 **$12 COCKTAILS FOR LIFE**

2 **WORLD CUP – ALL KNOCKOUT ROUNDS AND WORLD CUP FINAL GAME RESERVATIONS**

Invest Now

TIER 5

PIONEER

Invest

$25,000+

Amount Based

10.0%

↳**+10% UNTIL 7/16**



TIER 6

MAVERICK

Invest

$50,000+

Amount Based

12.5%

↳**+10% UNTIL 7/16**

Bonus Shares

NON - EQUITY BASED

| 1 | **EXCLUSIVE WHISKEY TASTING EXPERIENCE** | ⌄ |
| 2 | **LOST BOY SPECIAL EDITION BLANTON'S BOTTLE** | ⌄ |

Invest Now

Bonus Shares

NON - EQUITY BASED

1	**HAPPY HOUR FOR LIFE**	⌄
2	**LOST BOY SPECIPRIVATE EVENT BUYOUT ROOM FEE WAIVERAL EDITION BLANTON'S BOTTLE**	⌄
3	**LOST BOY BLANTON'S BOTTLE SELECTION EXPERIENCE ADDITION**	⌄

Invest Now

TIER 7

COWBOY

Invest
$100,000+

Amount Based
15.0%
↳ **+10% UNTIL 7/16**
Bonus Shares

NON - EQUITY BASED

| 1 | **BEER NAMED AFTER INVESTOR ON TAP** | ⌄ |
| 2 | **ANNUAL PRIVATE DINNER WITH FOUNDERS** | ⌄ |

Invest Now

EMPOYEE PERK

LOST BOY & CO. EMPLOYEES – ALL CAMPAIGN

10.0%+ Additional Bonus Shares at any level

TEAM

OUR FOUNDERS ARE IN THE NEIGHBORHOOD BUSINESS

From running bars across Soho House's North American portfolio to building a generational institution in downtown Miami, our founding team has a proven track record.



Randy Alonso
Co-Founder & CEO

READ MORE ⌄



Chris Hudnall
Co-Founder & COO

READ MORE ⌄

FREQUENTLY ASKED QUESTIONS

1. Why invest in startups?
2. How much can I invest?
3. How do I calculate my net worth?
4. What are the tax implications of an equity crowdfunding investment?
5. Who can invest in a Regulation CF Offering?
6. What do I need to know about early-stage investing? Are these investments risky?
7. When will I get my investment back?
8. Can I sell my shares?
9. Exceptions to limitations on selling shares during the one-year lockup period:
10. What happens if a company does not reach their funding target?
11. How can I learn more about a company's offering?
12. What if I change my mind about investing?
13. How do I keep up with how the company is doing?
14. What relationship does the company have with DealMaker Securities?
15. What is the company's implied pre-money valuation?

JOIN THE DISCUSSION





Start the discussion…

LOG IN WITH

OR SIGN UP WITH DISQUS ?

Name

• Share

Best Newest Oldest

Be the first to comment.





LOST BOY
DRY GOODS

Sources
1. https://www.restaurant-accounting.com/a-look-at-the-restaurant-industry-in-2025-so-far/
2. https://www.cbsnews.com/miami/news/floridas-population-passes-23-million-for-the-first-time-due-to-residents-moving-from-other-states/
3. https://www.cbre.com/insights/articles/retail-markets-in-focus-south-florida#:~:text=Demand%20for%20retail%20space%20in,estate%20investors%20to%20South%20Florida



Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

EXHIBIT D

Lost Boy Hospitality Ventures I, Inc. Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:09 AM 04/13/2026
FILED 09:09 AM 04/13/2026
SR 20261729339 - File Number 10581924

CERTIFICATE OF INCORPORATION
OF
LOST BOY HOSPITALITY VENTURES I, INC.

ARTICLE I

NAME

The name of this corporation is Lost Boy Hospitality Ventures I, Inc. (the "***Company***").

ARTICLE II

REGISTERED AGENT

The address of the registered office of the Company in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

AUTHORIZED STOCK

1. **Authorized Shares**. The Company is authorized to issue two classes of stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock.***" The total number of shares of Common Stock authorized to be issued is 10,000,000 shares, $0.00001 par value per share, 5,000,000 of which are designated "***Class A Common Stock***", and 5,000,000 of which are designated "***Class B Common Stock.***" The total number of shares of Preferred Stock authorized to be issued is 1,000,000 shares, $0.00001 par value per share.

2. **Preferred Stock**. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors (the "***Board***") is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law. The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

1

ARTICLE V

TERMS OF COMMON STOCK

The rights, preferences, privileges, restrictions, and other matters relating to the Common Stock are as follows:

1. **Definitions**. For purposes of this Article V, the following definitions apply:

1.1 "Family Member" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings, and lineal descendants of siblings of such Qualified Stockholder.

1.2 "Final Conversion Date" means the date fixed by the Board that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding.

1.3 "IPO Date" means the first date that a class of the Company's shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market or any successor markets or exchanges.

1.4 "Qualified Stockholder" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

1.5 "Permitted Entity" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

1.6 "Transfer" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

(a) the granting of a revocable proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Company, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

2

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the IPO Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the IPO Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.7 "Permitted Transfer" shall mean, and be restricted to:

(a) any Transfer of a share of Class B Common Stock: (i) by a Qualified Stockholder to one or more Family Members of such Qualified Stockholder, or any Permitted Entity of such Qualified Stockholder; (ii) by a Permitted Entity of a Qualified Stockholder to such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or any other Permitted Entity of such Qualified Stockholder; or (iii) approved by the Board;

1.8 "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

1.9 "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

1.10 "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. **Identical Rights**. Except as otherwise provided in this Certificate of Incorporation ("*Certificate*") or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section 3 below), share ratably and be identical in all respects as to all matters, including:

2.1 Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

2.2 The Company shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Company unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Company from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3 If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3. **Voting Rights**.

3.1 Common Stock.

(a) Class A Common Stock. Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final Conversion Date, each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

(b) Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

3.2 General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes.

3.3 Authorized Shares. The number of authorized shares of Common Stock or any class thereof may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

3.4 Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, prior to the Final Conversion Date, the holders of Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company, and following the Final Conversion Date, the holders of Common Stock, voting together as a single class, shall be entitled to elect, remove and replace all directors of the Company.

4. **Liquidation Rights**.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a "*Liquidation Event*"), subject to the rights of any Preferred Stock that may then be outstanding, if any, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

5. **Conversion of the Class B Common Stock**. Each share of Class B Common Stock (i) shall be convertible at the option of the holder at any time into one share of Class A Common Stock, and (ii) shall automatically convert into one share of Class A Common Stock upon any Transfer of such share, other than a Permitted Transfer, effective immediately upon such Transfer.

On the occurrence of the conversion events specified in this Section 5, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares, if any such certificates have been issued, are surrendered to the Company or its transfer agent; provided, however, that the Company will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such lost, stolen, or destroyed certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares, if any such certificates have been issued, at the office of the Company, or any transfer agent, in exchange for the Class

A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, if any such certificates have been issued, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

6. **Reservation of Stock Issuable Upon Conversion**. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

7. **Miscellaneous**.

7.1 No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Company shall be authorized to issue.

7.2 Preemptive Rights. No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and a stockholder.

ARTICLE VI

LIABILITY

1. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after the date of filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Section 1 of Article VI by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which General Corporation Law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Section 2 of Article VI shall not (a) adversely affect any right or protection of any director, officer or other agent of the Company existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Company with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VII

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

1. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate.

2. The Board is expressly empowered to adopt, amend, or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate. The stockholders shall also have the power to adopt, amend, or repeal the Bylaws of the Company, subject to any restrictions set forth in this Certificate.

3. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

4. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Company entitled to vote thereon were present and voted.

5. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

6. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Section 6 of Article VII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. If any provision or provisions of this Section 6 of Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 6 of Article VII (including, without limitation, each portion of any sentence of this Section 6 of Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE VIII

INCORPORATOR

The name and mailing address of the incorporator are as follows:

Name:	Randall Alonso
Address:	157 E Flagler Street
	Miami, Florida 33131

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make and file this certificate, and do certify that the facts stated herein are true, and have accordingly signed below, this April 10, 2026.

By: _/s/ Randall Alonso_____

(Incorporator)

Name: Randall Alonso

6

EXHIBIT E

Lost Boy Hospitality Ventures I, Inc. Bylaws

BYLAWS

OF

LOST BOY HOSPITALITY VENTURES I, INC.

ARTICLE I

OFFICES

Section 1.01   Offices. The address of the registered office of Lost Boy Hospitality Ventures I, Inc. (hereinafter called the "Corporation") in the State of Delaware shall be that set forth in the Corporation's Certificate of Incorporation, or in such other location as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine or the business of the Corporation may require. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 1.02   Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II

MEETINGS OF THE STOCKHOLDERS

Section 2.01   Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02   Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time, and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03   Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04   Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05   Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation, and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06   List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder, at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting, or during ordinary business hours at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting for the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders, or to vote in person or by proxy at any meeting of stockholders.

Section 2.07   Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "Certificate of Incorporation"), or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08   Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the Secretary, or, in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint as secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09   Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation, the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10   Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum, and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11   Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation in any manner permitted by the Delaware General Corporation Law, including, without limitation, by electronic mail or other electronic transmission to the extent permitted by applicable law. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12   Fixing the Record Date.

> **(a)** In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day

on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in any manner permitted by the Delaware General Corporation Law, including, without limitation, by electronic mail or other electronic transmission to the extent permitted by applicable law; and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.


ARTICLE III

BOARD OF DIRECTORS


Section 3.01   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02   Number; Term of Office. The number of directors constituting the Board of Directors shall be fixed from time to time by resolution of the Board of Directors; provided, that the number of directors shall not be less than one (1) nor more than five (5). No decrease in the authorized number of directors shall shorten the term of any incumbent director. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification, or removal.

Section 3.03   Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

Section 3.04   Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Section 3.05   Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06   Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08   Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail, or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the President in like manner and on like notice on the written request of any two or more directors.

Section 3.09   Remote Meetings. Meetings of the Board of Directors, or any committee thereof, may be held by means of telephone conference, video conference, or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10   Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11   Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. If the Secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules

and procedures for the conduct of its business. In the absence of such rules and procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.


ARTICLE IV

OFFICERS


Section 4.01   Positions and Election. The officers of the Corporation shall be elected annually by the Board of Directors and shall include a Chief Executive Officer, a President, and a Secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors), a Treasurer, one or more vice presidents, a chief operating officer, a chief financial officer, a chief marketing officer, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same person.

Section 4.02   Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time, with or without cause, by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03   The Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and affairs of the Corporation and shall have such other powers and perform such other duties as may be from time to time assigned to the Chief Executive Officer by the Board of Directors.

Section 4.04   The President. The President shall have such powers and perform such duties incident to the office of president as may be from time to time assigned to the President by the Board of Directors or the Chief Executive Officer, and in each case subject to the control of the Board of Directors. In the absence or disability of the Chief Executive Officer, or if the office of Chief Executive Officer is vacant, the President shall perform the duties of the Chief Executive Officer.

Section 4.05   Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors, the Chief Executive Officer, or the President.

Section 4.06   The Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer, or the President. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.07   The Treasurer. The Treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer, the President, and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If no Treasurer has been elected, the duties of the Treasurer set forth in this Section 4.07 shall be performed by the Chief Executive Officer or such other officer as the Board of Directors may designate.

Section 4.08   Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the Chief Executive Officer, the President, or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V

STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01   Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 5.02   Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or any vice president or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03   Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04   Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 5.05   Right of First Refusal.

(a) Grant. Subject to the terms and conditions of this Section 5.05, the Corporation shall have a right of first refusal (the "Right of First Refusal") with respect to any proposed Transfer (as defined below) of shares of the Corporation's capital stock now owned or hereafter acquired by any stockholder (each, a "Selling Stockholder"). For purposes of this Section 5.05, "Transfer" means any sale, assignment, pledge, hypothecation, gift, or other disposition, whether voluntary or involuntary and whether for value or without consideration, of any shares of the Corporation's capital stock or any legal or beneficial interest therein.

(b) Transfer Notice. Prior to consummating any proposed Transfer, the Selling Stockholder shall deliver to the Corporation a written notice (the "Transfer Notice") stating: (i) the Selling Stockholder's bona fide intention to Transfer such shares; (ii) the name, address, and, if applicable, the entity form of the proposed transferee (the "Proposed Transferee"); (iii) the number and class or series of shares proposed to be Transferred (the "Offered Shares"); (iv) the bona fide cash price or, if the consideration is not cash, a good-faith description and fair-market-value estimate of the consideration per share for which the Selling Stockholder proposes to Transfer the Offered Shares (the "Offered Price"); and (v) all other material terms and conditions of the proposed Transfer. The Transfer Notice shall be accompanied by a true and complete copy of any written offer, term sheet, or agreement evidencing the proposed Transfer.

(c) Corporation's Option. For a period of thirty (30) days following the Corporation's receipt of the Transfer Notice (the "Option Period"), the Corporation shall have the right, but not the obligation, to elect to purchase all, but not less than all, of the Offered Shares at the Offered Price and on the other material terms and conditions specified in the Transfer Notice. The Corporation shall exercise such right by delivering written notice of exercise to the Selling Stockholder before the expiration of the Option Period. If the consideration specified in the Transfer Notice is other than cash, the Corporation may pay the cash equivalent of the fair market value thereof as determined in good faith by the Board of Directors. The closing of any purchase by the Corporation pursuant to this Section 5.05 shall occur within thirty (30) days after the Corporation's delivery of its notice of exercise, against delivery of the certificates representing the Offered Shares (if certificated) duly endorsed for transfer or, in the case of uncertificated shares, against appropriate book-entry transfer.

(d) Non-Exercise; Permitted Sale. If the Corporation does not elect to purchase all of the Offered Shares within the Option Period, the Selling Stockholder may, during the sixty (60)-day period following the expiration of the Option Period, Transfer the Offered Shares to the Proposed Transferee identified in the Transfer Notice, provided that such Transfer is consummated (i) at a price not less than the Offered Price, (ii) on terms and conditions no more favorable to the Proposed Transferee than those set forth in the

Transfer Notice, and (iii) subject to the Proposed Transferee's written agreement to be bound by these bylaws as a stockholder of the Corporation. Any Offered Shares not so Transferred within such sixty (60)-day period shall again become subject to the Right of First Refusal upon any subsequent proposed Transfer.

(e) Exempt Transfers. The Right of First Refusal shall not apply to: (i) any Transfer approved in writing in advance by the Board of Directors, which approval may be granted, withheld, or conditioned in the Board's sole discretion; (ii) any repurchase, redemption, or other acquisition of shares by the Corporation pursuant to any agreement to which the Corporation is a party or any plan or arrangement adopted by the Board of Directors; (iii) any Permitted Transfer of Class B Common Stock as such term is defined in the Certificate of Incorporation; (iv) any Transfer by will or pursuant to the laws of intestate succession, or any Transfer pursuant to a qualified domestic relations order or similar court order, in each case to a spouse, lineal descendant, or other immediate family member of the Selling Stockholder; or (v) any Transfer to a revocable trust of which the Selling Stockholder is the settlor and a beneficiary, or to a partnership, limited liability company, or other entity owned solely by the Selling Stockholder and one or more Family Members (as defined in the Certificate of Incorporation), in each case for bona fide estate-planning purposes.

(f) Prohibited Transfers; Legend. Any purported Transfer of shares in violation of this Section 5.05 shall be null and void ab initio and of no force or effect, and the Corporation shall not be required to recognize the purported transferee as a stockholder for any purpose. Each certificate representing shares subject to this Section 5.05 (and the books and records of the Corporation with respect to any uncertificated shares so subject) shall bear a legend substantially in the following form: "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION AS SET FORTH IN THE BYLAWS OF THE CORPORATION, AND, IF SUCH SHARES ARE CLASS B COMMON STOCK, TO TRANSFER RESTRICTIONS AND AUTOMATIC CONVERSION TO CLASS A COMMON STOCK UPON CERTAIN TRANSFERS AS SET FORTH IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION. COPIES OF THE BYLAWS AND THE CERTIFICATE OF INCORPORATION MAY BE OBTAINED FROM THE SECRETARY OF THE CORPORATION UPON REQUEST."


ARTICLE VI

INDEMNIFICATION


Section 6.01   Indemnification Generally. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement

of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal, or modification of this Section 6.01 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII

GENERAL PROVISIONS

Section 7.01   Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year, or on such other date as the Board of Directors may from time to time determine.

Section 7.02   Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.03   Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 7.04   Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VIII

AMENDMENTS

Section 8.01   Amendments. These bylaws may be adopted, amended, or repealed, or new bylaws adopted, by the Board of Directors. The stockholders of the Corporation shall also have the power, concurrently with the Board of Directors, to adopt, amend, or repeal these bylaws to the extent and in the manner provided by the Delaware General Corporation Law and the Certificate of Incorporation.

CERTIFICATION OF SECRETARY

The undersigned hereby certifies that he or she is the duly elected, qualified, and acting Secretary of Lost Boy Hospitality Ventures I, Inc., a Delaware corporation, and that the foregoing bylaws were adopted as the bylaws of the Corporation by the Board of Directors of the Corporation effective as of the date set forth below.

Dated: _____April 14_____, 20 _26_

Chris Hudnall
Name: Christopher Robert Hudnall
Title: Secretary

EXHIBIT F

Lost Boy Hospitality Ventures I SPV, LLC Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT
OF
LOST BOY HOSPITALITY VENTURES I SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Lost Boy Hospitality Ventures I SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of May 14, 2026, by and among the Company, Lost Boy Hospitality Ventures I, Inc., a Delaware corporation (the "**Manager**"), and any Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (each a "**Member**" and together, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**") and Rule 100 of Regulation Crowdfunding.

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of shares of Class A Common Stock issued by Lost Boy Hospitality Ventures I, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company;

WHEREAS, it is the intent of the Company to issue Units of non-voting common membership interest that maintain a one-to-one relationship between the number, denomination, type, and rights of the Securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding;

NOW THEREFORE, the Company, its Manager, and the Members agree as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   <u>Name</u>. The name of the Company is Lost Boy Hospitality Ventures I SPV, LLC.

Section 1.02   <u>Principal Office</u>. The principal office of the Company is located at 157 East Flagler Street, Miami, Florida 33131 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   <u>Purpose; Powers</u>.

(a)   The sole purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to raise capital in accordance with Regulation Crowdfunding by issuing Units to Members and utilizing the proceeds of Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Crowdfunding Issuer in one or more offerings conducted by the Crowdfunding Issuer under Regulation Crowdfunding (collectively, the "**Offering**"), and to engage in any and all activities necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company is referred to herein as the "**Acquired Securities**."

(b)	If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05	Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06	Fiscal Year. The Company's Fiscal Year shall be the same as that of the Crowdfunding Issuer.

Section 1.07	Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a corporation pursuant to Section 8.02 herein, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01	Members; Units.

(a)	Interests of Members in the Company shall be reflected in the books and records of the Company as Units. The names, mailing addresses, and Units of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

(b)	The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of illustration and not limitation, one unit of the Acquired Securities shall correspond to one Unit, consistent with Rule 3a-9.

Section 2.02	Capital Contributions; No Withdrawals.

(a)	The Members shall have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, and no Member may make an additional Capital Contribution to the Company without the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

(b)	No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03	Failure to Contribute Required Capital. If, after agreeing to make a Capital Contribution with the Company pursuant to Section 2.02(a), a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's interest allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 2.04   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Units, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.04(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of additional securities of the same class or rights as when the Members were first admitted to the Company or a Transfer (including a Permitted Transfer) of Units, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Units.

Section 2.05   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Units, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.04(b).

Section 2.06   Certification of Units.

(a)   The Company may, but shall not be required to, issue certificates evidencing Units of the Company.

(b)   If the Manager shall issue certificates representing Units in accordance with Section 2.06(a), then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT

TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.07   Meetings.

(a)   To the extent the Acquired Securities, and thus the Units, the Delaware Act, or other Applicable Law, provide the right to vote or require approval of the holders of the Units, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by the Delaware Act or Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. Subject to Section 2.08, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.08 and Section 3.03, and any other provision of this Agreement, the Delaware Act or other Applicable Law requiring the vote, consent, or approval of a different percentage of the Units, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Units.

Section 2.08   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.07, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.03, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

Section 3.02   Prohibited Company Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions required to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person, except as required to fulfill the Company's purpose under Section 1.04.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

Section 3.03   Actions with Respect to the Acquired Securities.

(a)   In the event of any Crowdfunding Issuer Action, the Manager shall: (i) promptly notify the Members of such Crowdfunding Issuer Action; (ii) provide or make available any proxy statements, disclosure documents, reports, or other materials provided by the Crowdfunding Issuer in connection therewith; and (iii) seek the direction of the Members prior to causing the Company to vote, consent, or otherwise act with respect to the Acquired Securities. Any such notice of the Crowdfunding Issuer Action may be given, and any such materials may be delivered, to Members through medium selected by the Manager. If Pass-Through Voting is available, Members shall vote directly in accordance with the procedures established by the Crowdfunding Issuer, and, if necessary, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the Acquired Securities, in connection with the Crowdfunding Issuer Action (by whatever means is sought by the Crowdfunding Issuer for the Crowdfunding Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; provided, however, that if Pass-Through Voting is not available, the Manager shall have the authority to vote, consent, approve, abstain, or otherwise act with respect to the Acquired Securities (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Each Member hereby irrevocably appoints the Manager as its proxy and attorney-in-fact for the limited purpose of voting, consenting, abstaining, or otherwise taking action with respect to the Acquired Securities held in the name of the Company in accordance with this Section 3.03.

(c)   Each Member shall have the right to direct the Company, through the Manager, to assert any rights under Applicable Law in respect of the Acquired Securities that such Member would have if such Member were a direct holder thereof; provided that any costs and expenses of asserting such rights shall be borne by the directing Member to the extent such costs would have been borne by such Member if holding the Acquired Securities directly.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 3.03.

Section 3.04   <u>Officers</u>. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   <u>Replacement and Resignation of Manager</u>. The Manager may not be removed by the Members or otherwise, or voluntarily resign, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Crowdfunding Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise.

Section 3.06   <u>Votes</u>. Any vote required pursuant to this Article III may be made in accordance with Section 2.07 or Section 2.08. Other than as contemplated in Section 3.03, as required under Rule 3a-9, or as otherwise expressly contemplated herein or required under Applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

Section 3.07   <u>Limitation of Duties</u>. To the fullest extent permitted by the Delaware Act, the Manager shall not owe any fiduciary duties to the Company or the Members other than those expressly set forth herein. Any duties of the Manager shall be limited to the implied contractual covenant of good faith and fair dealing. The Manager shall not be required to take any action that maximizes short-term value or to consider the interests of any Member over the interests of the Company as a whole.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses. All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the Treasury Regulations promulgated thereunder, or the successor provisions to such section and Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Acquired Securities, the Manager shall make such distributions promptly to the holders of the Units pro rata in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units. Notwithstanding anything in this Section 5.01 to the contrary, the Manager may withhold from any distribution to any Member any amounts the Manager determines in good faith are required to be withheld under the Code, Treasury Regulations, or any other Applicable Law. The Manager may also retain from any distribution such amounts as the Manager determines in good faith are reasonably necessary to satisfy (i) the Company's tax liabilities (including liabilities arising from receipt of distributions from the Crowdfunding Issuer) and (ii) accrued or contingent liabilities of the Company.

(b)   The Company may distribute all or a portion of the Acquired Securities or other Company property in kind. In the event of an in-kind distribution of Acquired Securities, each Member shall be deemed to have accepted and shall be bound by the governing documents applicable to such Acquired Securities, and as a condition precedent to receipt thereof, shall execute such joinders or other agreements as reasonably requested by the Manager to become bound by such governing documents.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Units in the Company, except with the written consent of the Manager (a "**Permitted Transfer**"). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04 hereof (a "**Permitted Transferee**").

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Units, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other Applicable Law;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act or would otherwise result in the Company violating the conditions required to be a "crowdfunding vehicle," and thus not an investment company, pursuant to Rule 3a-9 under the Investment Company Act, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04(b) hereof.

(e)   For the avoidance of doubt, any Transfer of Units permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Units in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Units," unless otherwise explicitly agreed to by the parties to such Transfer.

(f)   Notwithstanding the foregoing, Transfers effected through a secondary trading system or platform approved by the Manager and operated in compliance with Regulation Crowdfunding and applicable securities laws shall be deemed Permitted Transfers. Without limiting the foregoing, a Member may not Transfer any Units if such Transfer would have been prohibited under the Crowdfunding Issuer's constitutive documents if the Member had directly held the Acquired Securities attributable to its Units.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired its Units, a Member may not transfer such Units except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Unit holder's family or the equivalent, to a trust controlled by the Unit holder, to a trust created for the benefit of a member of the family of the Unit holder or equivalent, or in connection with the death or divorce of the Unit holder or other similar circumstance.

Section 6.03   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a bona fide offer to acquire all or substantially all of the Securities as part of a Sale of the Crowdfunding Issuer and the holders of the Securities approve such transaction in accordance with Applicable Law and the governing documents of the Crowdfunding Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Crowdfunding Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction and agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Crowdfunding Issuer constitutive documents, except as may be limited by Rule 3a-9.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company (and, in the case of any Covered Person who is a Member, solely with respect to actions actually taken by such Member on behalf of the Company at the written request of the Manager); provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) the Manager; (ii) each Officer of the Company; (iii) each employee or agent of the Company acting on behalf of the Company; and (iv) each Member, but solely with respect to actions actually taken by such Member on behalf of the Company at the written request of the Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights.

(a) Subject to and as restricted by this Section 8.01, and notwithstanding Section 18-305 of the Delaware Act, the rights of the Members to obtain information from the Company shall be limited to (i) information that the Manager, in its sole discretion, elects to make available to the Members, (ii) the disclosures and ongoing reports prepared by the Crowdfunding Issuer pursuant to Regulation Crowdfunding and made publicly available on the Crowdfunding Issuer's and the Securities and Exchange Commission's websites, and (iii) such information as the Manager is required to furnish to the Members under applicable federal or state law. Each Member acknowledges and agrees that the foregoing constitutes the rights of the members "as may be set forth in the limited liability company agreement" within the meaning of Section 18-305(a) of the Delaware Act and represents a restriction of inspection rights as expressly permitted by Section 18-305(g) of the Delaware Act.

(b) Any demand by a Member for information beyond that described in Section 8.01(a) shall (i) be in writing, signed under oath, and delivered to the Manager not less than thirty (30) days before any inspection is sought; (ii) state with reasonable particularity each item of information requested and the proper purpose for the request, which purpose shall be reasonably related to the Member's interest as a Member; (iii) be limited to information that is necessary and essential to achieving the stated purpose; and (iv) be conditioned upon the Member's execution of a confidentiality agreement in form and substance reasonably satisfactory to the Manager. The Manager may withhold any information that it determines in good faith (A) is in the nature of trade secrets, (B) the disclosure of which the Manager reasonably believes is not in the best interest of the Company or the Crowdfunding Issuer, or (C) that the Company or the Crowdfunding Issuer is required by law or by agreement with a third party to keep confidential, in each case as contemplated by Section 18-305(c) of the Delaware Act. The reasonable costs and expenses incurred by the Company in responding to any such demand shall be borne by the demanding Member.

(c) Notwithstanding the foregoing, no Member shall be entitled to obtain information regarding any other Member, including the names, contact information, capital contributions, or holdings of any other Member, except to the extent such information is required to be disclosed by the Crowdfunding Issuer under Regulation Crowdfunding or other applicable federal securities law.

Section 8.02   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulation Section 301.7701-3.

Section 8.03   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager, or such Officer or Officers as the Manager may designate.

Section 8.04   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The failure or withdrawal of the initial Offering;

(b)   At any time when there are no Members;

(c)   The determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(d)   The sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(e)   Declaration of effectiveness of a registration statement covering the Acquired Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(f)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Acquired Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Acquired Securities to the Unit holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   <u>Required Filings</u>. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – DEFINITIONS

Section 10.01   <u>Definitions</u>. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Acquired Securities**" means the Securities subscribed for by the Company in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 1.04, together with any securities of the Crowdfunding Issuer issued upon any conversion or exchange thereof.

(b)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(c)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d)   "**Capital Account**" of a Member means the amount of the capital interest of a Member in the Company consisting of that Member's original Capital Contribution, as (i) increased by any additional Capital Contributions and by that Member's share of the Company Profits, and (ii) decreased by any distribution to that Member pursuant to Section 5.01 and by that Member's share of the Company's Losses.

(e)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on May 1, 2026.

(f)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(g)   "**Crowdfunding Issuer**" means Lost Boy Hospitality Ventures I, Inc., a Delaware corporation.

(h)   "**Crowdfunding Issuer Action**" means any vote, consent, approval, tender exchange offer, amendment, waiver, or other action submitted to holders of the Acquired Securities by the Crowdfunding Issuer, whether pursuant to the terms of the Acquired Securities, the Crowdfunding Issuer's constitutive documents, or Applicable Law.

(i)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(j)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(k)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(l)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(m)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(n)   "**Loss**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

(o)   "**Manager**" means, initially, Lost Boy Hospitality Ventures I, Inc., a Delaware corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(p)   "**Offering**" means the securities offering conducted by the Company and the Crowdfunding Issuer pursuant to Regulation Crowdfunding, as further defined in Section 1.04.

(q)   "**Pass-Through Voting**" means a structure pursuant to which each Member's vote, consent, approval, abstention, or direction attributable to such Member's Units is individually accounted for by the Crowdfunding Issuer as if such Member were a direct holder of the Acquired Securities.

(r)   "**Percentage Interests**" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

(s)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(t)   "**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate for the Company's method of accounting and consistently applied.

(u) "**Sale of the Crowdfunding Issuer**" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Crowdfunding Issuer, taken as a whole, to an unaffiliated party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer.

(v) "**Securities**" means the shares of Class A Common Stock issued by the Issuer.

(w) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(x) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(y) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively. Notwithstanding anything contained herein to the contrary, a Transferee and Transferor shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

(z) "**Treasury Regulations**" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

(aa) "**Units**" shall be the units of capital securities of the Company and shall constitute the sole measure of each Member's ownership interest in the Company. Each Unit represents a membership interest in the Company and has the privileges, preferences, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has (a) the right to receive distributions (liquidating or otherwise), allocations of income, gain, loss, deduction, and credit, notices and information, and to vote, consent or participate in Member decisions as provided in this Agreement and the Delaware Act, and all other rights, benefits, and privileges enjoyed by such Member under the Delaware Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member, and (b) all obligations, duties, and liabilities imposed on such Member under the Delaware Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o Lost Boy Hospitality Ventures I SPV, LLC 157 East Flagler Street Miami, Florida 33131 Email: randy@wearealllost.com Attention: Randall Scott Alonso Chief Executive Officer of Lost Boy Hospitality Ventures I, Inc.
If to the Manager:	c/o Lost Boy Hospitality Ventures I, Inc. 157 East Flagler Street Email: randy@wearealllost.com Attention: Lost Boy Hospitality Ventures I, Inc. Chief Executive Officer
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition of a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so affected unless (i) such approval is not required by Applicable Law or (ii) permitted by Regulation Crowdfunding.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 11.09 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

Section 11.10   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full power and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue to the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of the Units that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Crowdfunding Issuer, agreements to other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Crowdfunding Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

Section 11.11   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.12   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.13   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.14   No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

Lost Boy Hospitality Ventures I SPV, LLC

By: Lost Boy Hospitality Ventures I, Inc., a Delaware corporation,

Its Manager

By: _____
Name: Randall Scott Alonso
Title: Chief Executive Officer
Date: May 14, 2026

MANAGER:

Lost Boy Hospitality Ventures I, Inc., a Delaware corporation

By: _____
Name: Randall Scott Alonso
Title: Chief Executive Officer
Date: May 14, 2026

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all operating expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 1.07.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date written below.

MEMBER:

By:

Name: _____

Address: _____

Email: _____

Capital Contribution:

Date: _____

SCHEDULE I

MEMBERS SCHEDULE

Name / Entity Name	Capital Contribution	Units

*DUPLICATE THIS PAGE IF NECESSARY

EXHIBIT G

Lost Boy Hospitality Ventures I SPV, LLC Subscription Agreement

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE

OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Lost Boy Hospitality Ventures I SPV, LLC
       c/o Lost Boy Hospitality Ventures I, Inc.
       157 East Flagler Street
       Miami, Florida 33131

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned subscriber ("**Subscriber**") hereby subscribes for and agrees to purchase units of non-voting common membership interest (the "**Securities**") from Lost Boy Hospitality Ventures I SPV, LLC, a Delaware limited liability company (the "**Company**") and, upon acceptance by Lost Boy Hospitality Ventures I, Inc., a Delaware corporation, in its capacity as the manager of the Company (the "**Manager**"), of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber, the number of units listed on the signature page to this subscription agreement, at a per unit purchase price of $2.50 (plus an additional 3.5% Investor Processing Fee, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Lost Boy Hospitality Ventures I, Inc., a Delaware corporation (the "**Crowdfunding Issuer**").

All of the proceeds received by the Company in the offering will be used to purchase shares of Class A Common Stock issued by the Crowdfunding Issuer, and the total number of units of non-voting common membership interests of the Company issued in this offering will correspond on a one-to-one basis to the Crowdfunding Issuer securities acquired by the Company. The Securities represent an indirect economic interest in the Class A Common Stock held by the Company. The rights of the Securities are as set forth in the Limited Liability Company Agreement (the "**LLC Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the LLC Agreement.

(i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Termination Date; however, once the Subscription Agreement is accepted by the Crowdfunding Issuer there is no cancelation right;

(ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Crowdfunding Issuer; and

(iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.61 (the "**Maximum Offering Amount**"). The Company may accept subscriptions until December 31, 2026 (the "**Termination Date**"). Providing that subscriptions for $9,998.10 worth of Securities are received (the "**Target Offering Amount**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to LLC Agreement. Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a Member of the Company, and by executing this Subscription Agreement, Subscriber agrees to adhere to and be bound by the terms and conditions of the LLC Agreement (and grants to the Manager the power of attorney therein to execute the LLC Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)   Investor Processing Fee. Subscribers will be responsible for an investor processing fee of 3.5% of the investment amount (rounded up, where applicable, to the nearest cent). The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in Florida, and any other jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements, consisting of the audited balance sheets of the Crowdfunding Issuer as of and for the one day ended April 13, 2026 (inception) (the "**Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, financial information of the Company as of and for the one day ended May 1, 2026 (inception) (the "**Crowdfunding Vehicle Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. Mongio & Associates CPAs LLC has audited the Financial Statements and Crowdfunding Vehicle Financial Statements and is an independent accounting firm within the meaning of the rules and regulations adopted by the SEC. The Financial Statements and the Crowdfunding Vehicle Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription

Agreement, the LLC Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer. Notwithstanding the foregoing, Subscriber acknowledges and understands that, as a result of its investment in the Company, Subscriber will be indirectly subject to an irrevocable voting proxy agreement pursuant to which the Company shall appoint the Manager to exercise any voting rights conferred upon the Company as a holder of securities of the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber Information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company and Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Company and Crowdfunding Issuer and has had the opportunity to review the Company and Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company, Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company, Crowdfunding Issuer or others with respect to the business or prospects of the Company and Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Tax Status of the Company. Subscriber acknowledges and understands that the Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes and therefore will generally be subject to U.S. federal and applicable state and local income taxes at the entity level. Subscriber further acknowledges that the tax consequences of an investment in the Company are complex and may vary depending on the Subscriber's particular circumstances, that distributions, if any, will be made in the Manager's sole discretion and there can be no assurance that any distributions will be made, and that distributions may be treated as taxable dividends or other taxable distributions under applicable tax law. Subscriber understands that taxing authorities, including the Internal Revenue Service, may challenge the Company's tax reporting positions, which could result in additional taxes, interest, or penalties, and that tax laws, regulations, and interpretations may change, possibly with retroactive effect. Subscriber acknowledges that neither the Company nor its managers, members, officers, employees, agents, or representatives has made any representation regarding the tax consequences of an investment in the Company, that the Company does not intend to seek any advance ruling from the Internal Revenue Service or any opinion of counsel regarding the tax aspects of the Company or an investment in the Company, and that Subscriber has consulted, or has had the opportunity to consult, Subscriber's own tax advisors regarding the tax consequences of such investment.

(k)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase;

or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of (a) any SPV Units, except in compliance with the LLC Agreement and applicable law; or (b) following any in-kind distribution pursuant to Section 5.01(b) of the LLC Agreement, any Crowdfunding Issuer Class A Common Stock, unless in each case: (x) the transfer requirements under the LLC Agreement, the Crowdfunding Issuer's Organizational Documents, and applicable law have been satisfied, and (y) the transferee has agreed in writing, for the benefit of the

Company and/or the Crowdfunding Issuer, as applicable, to make the representations and warranties set forth in Section 5 and the undertaking set forth in Section 7(a) of this Agreement, and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

8.   Grant of Irrevocable Proxy.

(a)   With respect to all such Securities directly, indirectly or beneficially owned by the Subscriber as of the date hereof, or any subsequent date, Subscriber hereby irrevocably appoints the Manager as the Subscriber's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote the Securities and otherwise take any action with respect to such Securities at any meeting of the members of the Company or pursuant to any action by written consent or otherwise in lieu of a meeting, in each case to the fullest extent the Subscriber is entitled to act with respect to such Securities under the LLC Agreement, this Agreement, and applicable law. This proxy and power of attorney are irrevocable to the fullest extent permitted under the Delaware Limited Liability Company Act and are granted in consideration of the Manager's rights, powers, duties, and obligations under this Agreement and the LLC Agreement and the Company's reliance thereon. The Manager shall vote or act with respect to such Securities in a manner consistent with the vote or consent of the holders of a majority of the outstanding Securities entitled to vote on the applicable matter. This proxy revokes any other proxy granted by the Subscriber at any time with respect to the Securities.

(b)   Subscriber acknowledges and agrees that the Manager has no duty, liability or obligation whatsoever to the Subscriber arising out of the Manager's exercise of this irrevocable proxy. The Subscriber expressly acknowledges and agrees that (i) the Subscriber will not impede the exercise of the Manager's rights under this irrevocable proxy and (ii) the Subscriber waives and relinquishes any claim, right or action the Subscriber might have, as a member of the Company or otherwise, against the Manager, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

(c)   This irrevocable proxy shall expire as to those Securities that are no longer outstanding.

(d)   The Subscriber agrees to permit an appropriate legend on certificates evidencing the Securities or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 8.

9.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District

Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 11, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.   Dispute Resolution; Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 9 and Section 10.

12.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to the Company, to:

Lost Boy Hospitality Ventures I SPV, LLC
c/o Lost Boy Hospitality Ventures I, Inc.
157 East Flagler Street
Miami, Florida 33131

If to the Crowdfunding Issuer, to:

Lost Boy Hospitality Ventures I, Inc.
157 East Flagler Street
Miami, Florida 33131

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

13.   Miscellaneous.

(a)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   Assignment. This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(d)   Waiver, Amendment. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer, and Subscriber.

(e)   Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f)   Entire Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g)   No Third-Party Beneficiaries. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(h)   Headings. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j)   Additional Securities. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(k)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature page to follow.]

OMNIBUS SIGNATURE PAGE TO
THE SUBSCRIPTION AGREEMENT AND
LLC AGREEMENT OF
LOST BOY HOSPITALITY VENTURES I SPV, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits the Omnibus Signature Page, which constitutes the signature page for (a) the Subscription Agreement, and (b) the Limited Liability Company Agreement of Lost Boy Hospitality Ventures I SPV, LLC, dated May 2026, desiring to purchase Securities of Lost Boy Hospitality Ventures I SPV, LLC, representing the right as a member of Lost Boy Hospitality Venures I SPV, LLC to receive the benefits of the shares of Class A Common Stock issued by Lost Boy Hospitality Ventures I, Inc, and by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement and the Limited Liability Company Agreement of Lost Boy Hospitality Ventures I SPV, LLC.

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class A Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

COMPANY:

Lost Boy Hospitality Ventures I SPV, LLC,
a Delaware limited liability company

By: Lost Boy Hospitality Ventures I, Inc.,
a Delaware corporation
Its Manager

Dated as of

By:

Authorized Signing Officer

CROWDFUNDING ISSUER:

Lost Boy Hospitality Ventures I, Inc,
a Delaware corporation

Dated as of

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Lost Boy Hospitality Ventures I SPV, LLC (the "**Company**")

The Investor hereby represents, warrants and certifies to the Company that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Company and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased non-voting common membership interest, the Subscriber hereby represents, warrants, covenants and certifies to the Company (and acknowledges that the Company and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐		

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

         (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

         (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

         (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

         (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                           By:

                                                           (Signature)

                                                           Name:

                                                           (If signing on behalf of entity)

                                                           Title:

                                                           (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

**RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)**

**Form for <u>Individual</u> Accredited Investors**

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment**.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class A Common Stock	Issuer: Lost Boy Hospitality Ventures I, Inc (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Lost Boy Hospitality Ventures I, Inc** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:

                                                       (Signature)

                                                   Name:

                                                   (If signing on behalf of entity)

                                                   Title:

                                                   (If signing on behalf of entity)

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **Lost Boy Hospitality Ventures I, Inc** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

      (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Lost Boy Hospitality Ventures I, Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Lost Boy Hospitality Ventures I, Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT H

Primary Issuer Subscription Agreement

CLASS A COMMON STOCK PURCHASE AGREEMENT

This Class A Common Stock Purchase Agreement (this "**Agreement**") is made as of [*] by and among Lost Boy Hospitality Ventures I, Inc., a Delaware corporation (the "**Company**"), and Lost Boy Hospitality Ventures I SPV, LLC, a Delaware limited liability company (the "**SPV**" or "**Purchaser**," and together with the Company, the "**Parties**"). The Parties hereby agree as follows:

1.   **Purchase and Sale of Class A Common Stock**.

    1.1   <u>Sale and Issuance of Class A Common Stock</u>. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing a number of shares of Class A Common Stock (the "**Shares**") set forth on <u>Exhibit A</u> hereto for the aggregate purchase price set forth on <u>Exhibit A</u> hereto, which is payable as described in Section 1.4 hereof.

    1.2   <u>Distribution of the Investor Processing Fee</u>. Subject to the terms and conditions of this Agreement, the Purchaser agrees to distribute to the Company at or before the Closing the net balance of any Investor Processing Fees collected by the Purchaser in connection with the sale of the Purchaser's non-voting common membership interests, that were not used by the SPV to address its offering expenses.

    1.3   <u>Closing</u>. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "**Closing**"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "**Transaction Documents**").

    1.4   <u>Payment for Shares</u>. Payment for the Shares shall be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the Purchaser by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Purchaser shall receive notice and evidence of the aggregate dollar amount of the Class A Common Stock owned by the Purchaser reflected on the books and records of the Company, which shall bear a notation that the Class A Common Stock were sold in reliance upon an exemption from registration under the Securities Act.

2.   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1   <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2   <u>Valid Issuance of the Shares</u>. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3   <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 <u>Purchase for Own Account</u>. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

3.2 The Purchaser is a crowdfunding special purpose vehicle formed pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended.

3.3 The Purchaser acknowledges and is purchasing this instrument in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

3.4 <u>Access to Information</u>. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.5 <u>Speculative Investment</u>. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.6 <u>Authorization</u>. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.7 <u>No Public Market</u>. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.8 <u>Exculpation Among Purchasers</u>. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other

Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.9 Residence. The Purchaser's residence is its principal place of business as set forth on Exhibit A.

3.10 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4. **Grant of Irrevocable Proxy**.

4.1 Grant. With respect to all of such shares of Class A Common Stock owned by the Purchaser as of the date hereof, or any subsequent date (the "**Shares**"), Purchaser hereby grants to the Company an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote under applicable law, notwithstanding the Shares having limited to no voting rights. The Company will vote all Shares consistently with the holders of a majority of the Company's Common Stock, when voting as a single class, or Class A Common Stock, when voting as a class, as applicable. This proxy revokes any other proxy granted by the Purchaser at any time with respect to the Shares.

4.2 Purchaser Acknowledgements. Purchaser acknowledges and agrees that the Company has no duty, liability or obligation whatsoever to the Purchaser arising out of the Company's exercise of this irrevocable proxy. The Purchaser expressly acknowledges and agrees that (i) the Purchaser will not impede the exercise of the Company's rights under this irrevocable proxy and (ii) the Purchaser waives and relinquishes any claim, right or action the Purchaser might have, as a stockholder of the Company or otherwise, against the Company, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

4.3 Expiration. This irrevocable proxy shall expire as to those Shares that are no longer outstanding.

4.4 Legend. The Purchaser agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy.

5. **General Provisions**.

5.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

5.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4   Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

5.7   Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8   Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

5.9   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall

impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of

Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

      5.12   <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Lost Boy Hospitality Ventures I SPV, LLC, a Delaware limited liability company

By: Lost Boy Hospitality Ventures I, Inc. a Delaware corporation
Its Manager

By: _____
Name: Randall Scott Alonso
Title: Chief Executive Officer

[Company Signature Page to Follow]

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Lost Boy Hospitality Ventures I, Inc., a Delaware corporation

By: _____
Name: Randall Scott Alonso
Title: Chief Executive Officer

[End of Signature Pages]

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Class A Common Stock Shares Purchased	Aggregate Purchase Price
Lost Boy Hospitality Ventures I SPV, LLC			

EXHIBIT I

Pitch Deck



CONFIDENTIAL



This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See "Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management's beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See "Important Information" at the end of this presentation for additional details.

TABLE OF CONTENTS

COMPANY



Lost Boy & Co. is an organization focused on storytelling through meaningful hospitality experiences.

COMPANY

DNA

We believe in resurrecting the past, keeping the direction straightforward, and in connecting the world through sacred geometry.



We love pianos, books, and cowboy boots.



Our signature drink is the one that is coldest.

Products consumed start with the products

SOURCED.



We eat with our eyes.

CLASSIC

hosting applied to a modern world.



The devil is always in the details.

Services served are only as good as your

LAST HIRE.



FLAGLER STREET
DOWNTOWN MIAMI
EST. 2018

Lost Boy Dry Goods began in 2014 as a denim shop; an extension of co-founder Randy Alonso's family's department store, La Época (1885 Havana, 1965 Miami). At the time, Downtown Miami was still raw and untapped after decades of decline.

Seeing what the neighborhood could be, Randy and Chris Hudnall restructured the concept into a bar. Doors opened on June 14, 2018 and Lost Boy quickly became Downtown's established gathering place.

What followed was not so much a plan as it was proof. Tropezón, Fox's Lounge, Brother's Keeper; four concepts rooted in the same belief that a great bar or restaurant should feel like it's always been there.



LOST BOY

Downtown Miami, 2018



We've combined our love for a good English pub with the feel of an old Captain's tavern in a Colorado miner's saloon. Cocktails are straightforward classics, draught beer taps are cold, and pizzas crisp. There's footie in the morning, Happy Hour in the afternoon, and no nonsense hanging throughout the night. For the rest of the minutes in between that always seem to slip away, you're in good hands, our mermaids await.

TROPEZÓN

Miami Beach, 2021



Inspired by the Spanish village saloons where old men play afternoon cards and women converse over sips of Sherry, Tropezón is a gin and tapas bar celebrating the speed and style of vintage Spain. For the weary traveler and the lively local, a refreshing escape from the typical; an intersection of sacred geometry where mistakes are excused, and all slippery souls are welcome.

FOX'S LOUNGE

South Miami, 2022



Opened in 1946 by Hank and Betty Fox, Fox's Sherron Inn is the establishment sort that not only embedded its dark threads into the fabric of Miami's history, but has inspired a generation to carry-on the lost values that make old-fashioned, hospitality special: family, friends, and stiff drinks.

From myths of Ray Liotta and Jimmy Johnson, to Thumb Bits and Prime Rib nights, to the jukebox and striped-awnings; Fox's is proudly the darkest bar in Miami.

BROTHER'S KEEPER

Miami Beach, 2024



Brother's Keeper is a cocktail bar serving fine foods with good company; most of the time... Inspired by New York City, and its connection to Miami during the 1980's, Brother's Keeper is an establishment living on the edge between two worlds. It's a no-fuss, trust-no-tears kind of joint; an unexpected offering in disguise of well-built drinks and delicious bites.

Cross paths with a mystic. Fall in love with a friend. Buy a drink for a stranger.

STRAIGHTFORWARD.
NO NONSENSE.

A neighborhood bar with draft beer, classic cocktails, and pizza. Built to feel like it's always been there.

Doesn't chase cocktail trends.

Every drink priced like a local establishment.

Happy hour fills the afternoon. Live sports pack match days. DJs carry the weekend.

The room is unpretentious and the service quietly refined.



Since opening Lost Boy Dry Goods, Chris and Randy have developed three additional hospitality concepts across Miami-Dade County. Four distinct venues across three submarkets, each with its own identity, menu, and operation.

All have remained in continuous operation through a pandemic, historic inflation, and a competitive Miami market.

Eight years building organically. Now expanding by design.

MANAGEMENT

RANDY ALONSO
Co-Founder, CEO



Randy Alonso has operated on Flagler Street for over two decades, first managing La Época, his family's three-generation department store founded in Havana in 1885 and reestablished in Miami in 1965. A graduate in Civil & Architectural Engineering from Duke University, he brings a design-driven approach to hospitality, with a focus on historic preservation and placemaking in the downtown core.

Randy serves as Co-Founder of Lost Boy & Co., driving strategy, design, and project management across the group's venues.

CHRIS HUDNALL
Co-Founder, COO



Chris Hudnall is a hospitality veteran with over two decades of experience spanning operations, concept development, and beverage program leadership. His career includes Mondrian South Beach and a decade at Soho House, where he opened Soho Beach House in 2010 and rose to North American Director of Bars by 2014, overseeing operations across seven private clubs and five public restaurants.

Chris serves as Co-Founder of Lost Boy & Co., leading operations, concept execution, and brand expansion across the group's portfolio.

TERRITORY

FLORIDA
STATE BIRD—THE MOCKING BIRD
STATE FLOWER—ORANGE BLOSSOM
STATE SONG—OLD FOLKS AT HOME (SUWANNEE RIVER)
STATE MOTTO—IN GOD WE TRUST
U. S. NAVAL AIR STATION
PENSACOLA
PENSACOLA BEACH
WARRINGTON
MILTON
CRESTVIEW
NICEVILLE
FORT WALTON BEACH
DEFUNIAK SPR.
BONIFAY
CHIPLEY
MARIANNA
CHATTAHOOCHEE
QUINCY
BLOUNTSTOWN
BRISTOL
MONTICELLO
FLORIDA STATE U.
TALLAHASSEE
STATE CAPITOL
PANAMA CITY
WEWAHITCHKA
PORT ST. JOE
APALACHICOLA
CARRABELLE
ST. MARKS
WAKULLA BEACH
MADISON
PERRY
LIVE OAK
MAYO
SUWANNEE RIVER
WHITE SPRS.
LAKE CITY
STARKE
CROSS CITY
SHAMROCK
OLD TOWN
GAINESVILLE
UNIV. OF FLORIDA
FLORIDA STATE MUSEUM
CHIEFLAND
JUNGLE DRIVE
CEDAR KEY
OCALA
SILVER SPRINGS
RAINBOW SPRS.
DUNELLON
SUNSHINE SKYWAY
GASPARILLA CARNIVAL (FEB. TAMPA)
U. OF TAMPA
HOMOSASSA SPRS.
BROOKSVILLE
WEEKI WACHEE SPRS.
DADE CITY
NEW PORT RICHEY
TARPON SPRS.
CLEARWATER
PLANT CITY
LAKELAND
TAMPA
BARTOW
CYPRESS GARDENS
LAKE WALES
ST. PETERSBURG
TREASURE ISLAND
ST. PETERSBURG BEACH
PASS-A-GRILLE
SUNSHINE SKYWAY
FROST PROOF
AVON PARK
ANNA MARIA
HOLMES BEACH
BRADENTON BEACH
BRADENTON
PALMETTO
WAUCHULA
SEBRING
SARASOTA
ARCADIA
LAKE PLACID
LONG BOAT KEY
LIDO BEACH
SIESTA KEY
PORT CHARLOTTE
PUNTA GORDA
VENICE
ENGLEWOOD
BOCA GRANDE
PINE ISLAND
CAPTIVA
SANIBEL ISLAND
SEA SHELLS
FORT MYERS
PUNTA RASSA
FT. MYERS BEACH
ESTERO
BONITA SPRS.
IMMOKALEE
NAPLES
MARCO
EVERGLADES
FLAMINGO
HOMESTEAD
FLORIDA CITY
PERRINE
OVERSEAS HIGHWAY
KEY LARGO
ROCK HARBOR
UNIV. OF MIAMI
LAKE OKEECHOBEE
OKEECHOBEE
CLEWISTON
MOORE HAVEN
SOUTH BAY
BELLE GLADE
CANAL POINT
PAHOKEE
HIALEAH
CORAL GABLES
MIAMI
MIAMI BEACH
N. MIAMI BEACH
HOLLYWOOD
HALLANDALE
FORT LAUDERDALE
PORT EVERGLADES
LAUDERDALE BY THE SEA
OAKLAND PARK
POMPANO BEACH
DEERFIELD BEACH
BOCA RATON
DELRAY BEACH
BOYNTON BEACH
LAKE WORTH
PALM BEACH
WEST PALM BEACH
RIVIERA BEACH
JUNO BEACH
JUPITER
HOBE SOUND
STUART
JENSEN BEACH
FORT PIERCE
VERO BEACH
CITRUS FRUIT
BOK TOWER
MELBOURNE
INDIALANTIC
MELBOURNE BEACH
EAU GALLIE
COCOA
CAPE CANAVERAL
PATRICK A.F.B.
U.S. MISSILE CENTER
TITUSVILLE
ORLANDO
WINTER PARK
KISSIMMEE
ST. CLOUD
SANFORD
DELAND
EUSTIS
LEESBURG
ORANGE CITY
NEW SMYRNA BEACH
PORT ORANGE
DAYTONA BEACH
HOLLY HILL
ORMOND BEACH
SPEED CAPITAL OF THE WORLD
FLAGLER BEACH
PALATKA
CRESCENT CITY
MARINELAND
FORT MATANZAS NATL. MONUMENT
FOUNTAIN OF YOUTH
ST. AUGUSTINE
ST. AUGUSTINE BEACH
PONTE VEDRA BEACH
GREEN COVE SPRS.
JACKSONVILLE
JACKSONVILLE BEACH
NEPTUNE BEACH
ATLANTIC BEACH
MAYPORT
GATOR BOWL
CALLAHAN
YULEE
FERNANDINA BEACH
FORT CLINCH ST. PARK

REGION

+8%
FL Population Growth Since 2020
#1 in the U.S.

$87B
FL Restaurant Sales in 2024
Top 3 Largest State Market

<5%
Retail Availability In Tri-County
South Florida

$1.5T
Projected U.S. Food Service Sales
2025

SOUTH FLORIDA MARKET

- *Florida surpassing 23M residents*
- *Miami-Dade County has 2.7M residents*
- *Broward/Palm Beach adding density*
- *Miami operators expanding northward*

CONSUMER BEHAVIOR

- *Fewer visits to quick-service restaurants*
- *Increased full-service, casual dining*
- *Consumer shift to real experiences at fair prices*

THE TAKEAWAY: Regional density, population growth,
consumer preference trending to exactly what Lost Boy delivers.

SOUTH
FLORIDA

SOUTH FLORIDA DOESN'T LACK BARS. IT LACKS BARS BUILT TO LAST.

THE TREND CHASER

Opens hot. Closes in two years. Chases nightlife, tourism, or whatever cycle is current. No infrastructure to survive past the opening buzz.



Saturates the market.
Rarely survives year three.

THE CHAIN

Infrastructure to scale but no identity, local credibility, or cultural specificity. The food and beverage is interchangeable with any city in America.



Scales easily.
Nobody's favorite bar.

LOST BOY DRY GOODS

Soul and local roots of an independent with the operational discipline of a group that already runs four concepts. Revenue from open to close at a price point that works.



Nobody's second choice.
Everybody's regular.

TERRITORY

PRECEDENT



6 Locs
5 Locs
4 Locs
3 Locs
2 Locs
1 Loc
5 Yrs
10 Yrs
15 Yrs
20 Yrs
Death & Co
NICKEL CITY
COLD BEER & MIXED DRINKS
LOST BOY
DRY GOODS

The model of scaling an identity-driven, owner-operated, independent bar concept is not theoretical.

ALL ARE **FOUNDER-LED.**

STARTED WITH **ONE ROOM.**

SCALED YEARS AFTER **PROVING MODEL.**

DEATH & CO. — *GIN & LUCK* — EST. 2006 - NYC

LOCATIONS	VALUATION
7	$50M+
CONCEPTS	**PLATFORM**
2	DEALMAKER

NICKEL CITY — EST. 2017 - AUSTIN

LOCATIONS	YEARS OPERATING
3	9
CONCEPTS	**FORMAT**
1	BAR + FOOD

LOST BOY & CO. — EST. 2018 - MIAMI

LOCATIONS	YEARS OPERATING
4	8
CONCEPTS	**PLATFORM**
4	DEALMAKER

EXPANSION

The concept does not change.

The drinks are the same.

The service is the same.

The room feels the same.

What changes is the neighborhood, and the neighborhood is the point. Every new location should feel like it belongs there, not like it was dropped in from somewhere else.

The expansion roadmap is to build multiple new **Lost Boy Dry Goods** locations in **South Florida.**

New construction is not the goal.

Spaces with soul are.

THE ROOM

- 2,000-2,500 square feet
- Ground floor
- 2nd generation
- Street presence
- Engaged landlord
- Favorable lease terms
- Ceiling height
- Outdoor potential

NEXT ADDRESSES

- PALM BEACH
- FT. LAUDERDALE
- HOLLYWOOD
- HALLANDALE
- AVENTURA
- MIAMI SHORES
- MIAMI BEACH
- MIAMI LAKES
- HIALEAH
- DORAL
- CORAL GABLES
- SOUTH MIAMI
- PINECREST
- KENDALL



THE NEIGHBORHOOD

- Foot traffic and transit
- Residential and office density
- Daytime population
- Walkable commercial districts
- Comparable demographics
- Cultural or civic anchors/transit hubs
- Evening and weekend activity
- Zoning and municipal availability

=LOST=BOY=

The map on this slide reflects working target areas, not confirmed locations.

EXPANSION

REVENUE MODEL

BEVERAGE DRIVES MARGINS. → **FOOD DRIVES FREQUENCY.**

EVERY DAY PART HAS A CUSTOMER.

EVERY CUSTOMER HAS A REASON TO COME BACK.





L.F.C

Pioneer DJ

MORNING/DAY

Year-round soccer on weekdays and weekends. Supporters clubs and local sports. No paid promotion needed.

AFTERNOON

Happy hour is the bridge; a consistent daily revenue driver built on frequency and habit, not occasion

EVENING

DJs spinning layered, open-format music catalogues to a broad age range. The room gets louder, not different.

ALWAYS

No cover. No velvet rope. No bottle service. The energy shifts organically. The door stays open.

THE CORE OF THE MODEL IS THE REGULAR.

WE DESIGN IT.

WE BUILD IT.

WE RUN IT.

Lost Boy & Co. built four concepts without raising outside capital.

Every location was conceived, designed, and built by the same group who still run them today.

No outside operators. No contractors handed the keys. No management gaps between the vision and the execution.

The decision to raise is not born out of necessity. It is a choice to scale at a pace that self-funding alone would not allow, without surrendering the ownership and control that built the brand.

The approach does not change. Now with the capital to scale.
















BUILDOUT RANGE

Spaces can be operational within six to eighteen months from lease execution depending on strategic site selection.



2026
CAPITAL RAISE
SITE DUE DILIGENCE




2027
LEASE EXECUTION
DEVELOPMENT




2027-28
BUILDOUT
OPENINGS




2029+
TARGET ADDITIONAL
EXPANSION MARKETS

SITE STRATEGY

Focus on second-generation spaces with existing infrastructure, keeping timelines attainable and use of funds efficient.

INVESTMENT

ATHÉNAÏS
ETHAN CANIN | AMERICA AMERICA
THE GUEST OF HONOR IRVING WALLACE
SHAKE CARLI DAVIDSON
EVERYBODY DIES
Miami
The MONOCLE Travel Guide Series
gestalten
The Autobiography of Mark Twain
THE MAYOR OF CASTERBRIDGE Thomas Hardy
Look Homeward, Angel
Geraldine Brooks
People of the Book
THE SAM WALTON STORY Austin Teutsch
GUINNESS BOOK OF WORLD RECORDS
NORRIS McWHIRTER
ATHENS
KAYLIE JONES
Prague
Irving Wallace
The Miracle
DUTTON
DYNASTY

INVESTMENT


LICENSING
4%
BRICK & MORTAR GROWTH
43%
INTERMEDIARY
8%
LOST BOY
DRY GOODS
MARKETING
10%
WORKING CAPITAL
35%

INVESTMENT

Investing in Lost Boy means owning a piece of the room, and having a seat in it.

Investors receive both bonus shares and exclusive hospitality benefits at every Lost Boy & Co. property, current and future.

TIER 1	TIER 2	TIER 3	TIER 4	TIER 5	TIER 6	TIER 7
PROSPECTOR	**WRANGLER**	**CAPTAIN**	**TRAILBLAZER**	**PIONEER**	**MAVERICK**	**COWBOY**
$1,000+	$2,500+	$5,000+	$10,000+	$25,000+	$50,000+	$100,000+
0%+ Bonus Shares	*2.5%+ Bonus Shares*	*5%+ Bonus Shares*	*7.5%+ Bonus Shares*	*10%+ Bonus Shares*	*12.5%+ Bonus Shares*	*15%+ Bonus Shares*
Standard Owners Club Membership	**VIP Owners Club Membership**	**Annual Shareholder Party** **Custom Investor Hat**	**$12 Cocktails For Life**	**Rare Whiskey Tastings** **Lost Boy Banton's Bottle**	**Happy Hour For Life** **Buyout Room Fee Waiver**	**Named Beer On Tap** **Private Founders Dinner**

Bonus shares are tier specific.

Hospitality perks are cumulative; higher tiers include everything below them.

***Select perks shown, complete terms in the Form C.*

PRESS

IN THE NEWS

RESY
world redeye.com
Miami Herald
STARCHEFS
moving the industry forward
Time Out
MIAMI
EATER
NT
WE ARE ALL LOST ★ WE ARE ALL LOST ★

PRESS

Downtown Miami's growing roster of drinking establishments has a new MVP in Lost Boy. The former denim shop has made a successful pivot to a self-proclaimed "no-nonsense" bar. The motto proves true in more ways than one. Lost Boy's cocktails are simple but really good. The atmosphere is relaxed and casual at first glance. But closer inspection reveals some creative touches hiding in the gold mermaids on the long wooden bar and the old piano that's dutifully taken on a new life as a communal table in the center of the bar. In an area without much of a drinking identity, Lost Boy has jumped at the opportunity to carve out its own understated attitude. And we think it's working just wonderfully.

Welcome Back, Fox's Lounge! Lost Boy & Co. Finds Beauty in Historic Bars

By Edible South Florida | August 5, 2022



Randy Alonso and Chris Hudnall Photo: Lost Boy

RISING STAR RESTAURATEUR

RANDY ALONSO & CHRIS HUDNALL

RESTAURATEURS, LOST BOY DRY GOODS | MIAMI



March 2021

The story of Lost Boy Dry Goods by Restaurateurs Randy Alonso and Chris Hudnall starts with the Downtown Miami neighborhood. In 1965, Alonso's father fled Cuba, where he owned a department store. He and Alonso's grandfather opened the store in a cavernous building on Flagler Street, steps away from where Lost Boy stands today.

Alonso studied engineering at Duke University but entered the family business in 2006. With a vision to build the neighborhood, he opened Lost Boy Dry Goods, a second store down the block that sold denim and cowboy boots. When the retail landscape changed, the family closed both stores. But after putting in so much work to make Downtown Miami a destination, Alonso didn't want to give up the denim shop space or the name. He'd always dreamed of having a bar but didn't know the business

Hudnall and Alonso founded Lost Boy in 2018, intending to become the neighborhood bar for people who love well-made cocktails and beer. Their next venture is a gin and tapas bar/restaurant, Tropezón, coming this spring, in addition to six other openings scheduled through 2021.

2021 StarChefs Miami Rising Stars Restaurateur Award Winner presented by The Montague Company


Dry Goods, Warm Hearts at Lost Boy
A bar inside a former denim factory inside a former bank
BY GRANT BALFOUR, BISCAYNE TIMES CONTRIBUTOR LIBATIONS OCT. 31, 2022 4:27 P.M.

PRESS | 26

PRESS

Q&A: Getting Lost in Miami Beach with Lost Boy & Co.

Photography by Victor Jaramillo, Alejandro Chavarria on September 5th, 2025 in Editorials



512

Chris Hudnall & Randy Alonso

Miami Beach, FL – September 5, 2025 – Miami Beach's bar and restaurant scene is entering a new chapter—and Lost Boy & Co. is helping shape it.

RESY Miami

The Hit List New on Resy Interviews Guides

How This Hospitality Team Builds Some of Miami's Most Exciting Restaurants and Bars

Photo courtesy of Mayfair Grill

By Lyssa Goldberg, a Miami-based writer and content strategist who loves telling stories about food and travel. You can find her byline in U.S. News & World Report, The Points Guy, Parade, Time Out, and more.

Published: April 5, 2023

Storytelling is at the heart of **Lost Boy & Co.**, the hospitality team behind some of Miami's biggest restaurant and bar openings over the past year.

Whether they're creating something new or reviving an institution, partners Chris Hudnall and Randy Alonso have grown Lost Boy from a single bar into a hospitality group that does everything in-house – from concept and menu development to interior design and day-to-day operations.

More From Resy

› **Meet the Resy Tastemakers**

Since opening their old-school Lost Boy Dry Goods bar in downtown Miami back in 2018, Lost Boy & Co.'s recent resume is impressive:





EATER
EATER INSIDE
Take a Look Around Downtown Miami's Most Eclectic Watering Hole, Lost Boy
The clothing store turned bar features classic drinks and vintage decor
by Olee Fowler | All photography by Giovanny Gutierrez | Aug 16, 2018, 2:30 PM EDT



DISCLAIMER

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Lost Boy Hospitality Ventures I, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



WE ARE ALL LOST.

FIND YOUR WAY:
www.wearealllost.com